UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

a healthy approach to life CORPORATE RESPONSIBILITY REPORT 2008 DELHAIZE GROUP content flap ABOUT THE REPORT flap ABOUT DELHAIZE GROUP LETTER FROM THE CHAIRMAN AND THE CEO CR STRATEGY OVERVIEW OUR CR PERFORMANCE AT A GLANCE 08 Healthier products PROMOTING HEALTHY EATING ENSURING RIGOROUS FOOD SAFETYSOURCING RESPONSIBLY 24 Healthier people 26 AND ENRICHING COMMUNITIES THE HEALTH OF OUR ASSOCIATES EMBRACING DIVERSITY, DEVELOPING TALENT HELPING THE DISADVANTAGED 40 Healthier planet 42 POWERING AHEAD WITH ENERGY CONSERVATION 46 REDUCING GREENHOUSE GAS EMISSIONS 52 WASTING LESS, RECYCLING MORE 56 Appendices 58 CR GOVERNANCE 60 ETHICS AND COMPLIANCE INDEPENDENT REVIEW STATEMENT DATA AND DEFINITIONS GRI CROSS-REFERENCE TABLE GLOSSARY OUR DATA SUMMARY flap OUR COMMITMENTS SUMMARY about the Report The Report This is Delhaize Groups second Corporate Responsibility (CR) Report. Since 2007 we committed to report yearly on our CR activities separately from our Annual Report. Reporting Year All information in the Report refers to our performance and activities during the calendar year of 2008, unless otherwise stated. Scope This Report covers the CR performance for the Group, including its individual operating companies. All information in the Report refers to Delhaize Group as a whole, unless otherwise stated. For more information on the quantitative data scope and consolidation levels, please refer to the appendix Data and definitions on p62. Economic Performance We refer to our Annual Report as the appropriate reporting document for our financial performance. In this Report, the dollar sign ($) refers to U.S. dollars. Report Structure and Materiality The CR Report is structured around the three themes: Products, People and Planet. As an international retail company, we deal with an extensive and evolving set of issues. In this Report, we cover only those issues that we believe are most material to our business and our stakeholder community. Within the three themes of the Report, we focus on the following priorities: food safety, health and wellness, associate development, energy conservation and responsible sourcing. We plan to continue monitoring existing and emerging issues and engage in dialogues on these issues with our stakeholders around the world. Global Reporting Initiative (GRI) We used the GRI Standard Disclosures and Reporting Principles (version 3) as a reference in determining relevant content and metrics for this Report. GRI sets out a standardized framework of principles and indicators that organizations can use to measure and report their economic, environmental and social performance. More information can be found on globalreporting.org. We have included GRI cross-reference table on p64 to help readers find GRI-related content and data. Information Integrity Delhaize Groups management is responsible for the preparation and integrity of the information of this Report. We believe this Report fairly represents our CR performance during 2008. Business for Social Responsibility (BSR) provided an independent review of the Report on p61. More information on the methodology used for this Report can be found in the appendix Data and definitions on p62. CR Related Information Additional CR related information is available on our Group CR website section: www.delhaizegroup.com with links to the respective operating companies CR web-sites. To help us improve and evolve our CR strategy and reporting, we plan to conduct comprehensive and constructive discussions with our stakeholders. In the meantime, if you have any feedback or questions on this Report, please contact us at corporate-responsibility@ delhaizegroup.com.

about Delhaize Group Delhaize Group is a Belgian international food retailer with activities in seven U.S. countries on three continents. Delhaize Group is listed on Euronext Brussels (ticker symbol: DELB) and the New York Stock Exchange (ticker symbol: DEG). At the end of 2008, Delhaize Groups sales network consisted of 2 673 stores. In 2008, Delhaize Group posted 19 billion in revenues and Group share in net profit of 467 million. Delhaize Group employs approximately 141 000 associates. Belgium Delhaize Group has leading positions in food retailing in key markets. Our operating companies have acquired these leading positions through a distinct go-to-market strategy. The Group is committed to offering its customers a locally differentiated shopping experience, to delivering superior value and to maintaining high social, environmental and ethical standards. Our Groups strength is supported by the close cooperation of our operating Greece companies at regional and global levels. The Groups strategy is to: Generate strong and profitable revenue growth; Pursue best-in-class execution; and Romania Indonesia Operate as a good corporate citizen, acting responsibly towards all our stakeholders. For further information, including our latest Annual Report, visit our website, www.delhaizegroup.com 19 billion 2 673 stores of which 141 000 revenues 76% are company-operated associates United States 68.8% Food Lion 49.4% Food Lion 52.6% Food Lion Hannaford Sweetbay Belgium 23.2% Super Indo 2.4% Sweetbay -6.1% Delhaize 22,5% Mega Sweetbay -4.0% Super Indo 3.1% Greece 7.0% Image 1.5% Mega Alfa Beta Hannaford 6.2% Hannaford 18.5% Alfa-Beta 7.5% Image -1.3% Rest of the World 1.0% Lion Super Indo-Mega Image Delhaize Belgium 29.0% Alfa-Beta 6.2% Delhaize Belgium 12.2%

naturally caring Letter from the Chairman and the CEO These are challenging economic times but Delhaize Groups long-standing commitment to operate as a good corporate citizen has played a central role in our success in sustaining our growth and performance in this environment. Corporate Responsibility (CR) isn’t a luxury that we can only afford in the good years. It is one of the three key pillars of our business strategy, alongside generating profitable revenue growth and pursuing best-in-class execution. It not only defines our businesses but also unites our 141 000 associates and it contributes directly to the Groups financial health. By providing customers with healthy, affordable products and nutritional advice, we have been able to increase customers loyalty and sales. Similarly, our impressive efforts to cut energy consumption, which accounts for about 10% of our stores operating costs, has helped us reduce overhead costs and sharpen our profitability. These advances are reflected in the fact that we increased our revenue by 5.6%* during 2008, with most of our companies accelerating their growth rates. We cannot afford to be complacent. We need to continue improving all aspects of our business, responding creatively to the short-term pressures of the current environment while also capitalizing on the long-term opportunities. This includes sharpening our CR focus. One of our major advances in this field during 2008 was the development of our Group-wide CR strategy. Although we have been active in CR for more than 100 years, we did not have a coordinated CR agenda at Group level. Interestingly, until this year our operating companies spontaneously developed their CR initiatives, without central direction, demonstrating that CR is a natural expression of who we are. From being part of Europes top ten green energy user with Delhaize Belgium, to introducing our pioneering Guiding Stars nutritional information system in the U.S., our associates have a lot to be proud of. But we can do even better with a common Group-wide CR strategy that enables us to share our collective expertise and concentrate our energy on well chosen objectives. As we explain on the following pages, our CR strategy focuses on five priority areas. Each of these makes an important contribution to our business, as well as to the health and social welfare of the communities we serve: Food safety reduces our business risks while ensuring quality and affordable food products for our customers; Health and wellness increases our revenue by enabling us to offer customers affordable, nutritious products at a time of rising pressure on consumers; Associate development enhances our associates motivation, loyalty and productivity, helping us boost revenue and reduce associate turnover; Energy conservation cuts costs and positively impacts the environment; Responsible sourcing mitigates business risks and protects our reputation. In each of these five focus areas, we have set measurable goals for our Group so that we can monitor our performance and report transparently to our stakeholders. Details of these goals, as well as our advances towards achieving them and areas where we can improve, can be found on the following pages. I would like to congratulate all our associates for their extraordinary work. These are challenging times but by trying to push harder our CR initiatives to world-class standards we can make even greater progress. Count Jacobs de Hagen, Pierre-Olivier Beckers, Chairman of the Board of Directors President and Chief Executive Officer * At identical exchange rates; 4.1% when adjusted for the extra week of sales in the U.S. 1

CR strategy overview

2-Delhaize Group-Corporate Responsibility Report 2008

Operating as a good corporate citizen is one of the three pillars of the Groups business strategy, alongside generating profitable revenue growth and pursuing best-in-class execution. During 2008, we developed a strong Corporate Responsibility (CR) strategy, focusing on five main areas. Corporate Responsibility is not a new field for us. For more than 100 years, our operating companies have been increasingly offering healthy products, pioneering energy conservation and supporting local communities, among other initiatives. However, we recognize that we can improve and our new integrated Group-wide CR strategy is an important step in this direction. It will not only enable us to capitalize on our companies best CR practices but also provide us with a more systematic approach, to improve in the domains where we see the biggest opportunities and risks going forward. our 5 focus areas Food safety; Health and wellness; Associate development; Energy conservation; Responsible sourcing. targeting issues where we can make a difference We are a pragmatic organization and recognize that we cannot do everything. As a result, our new CR strategy, which is based on an analysis of our industry, our Company and different stakeholders needs, focuses on five main areas where we believe we can make a significant difference to our business, our associates and the communities in which we operate. These five areas are: Food safety; Health and wellness; Associate development; Energy conservation; Responsible sourcing. Our goal is to be an industry leader in the first four areas and to be aligned to industry practice in the field of responsible sourcing. On top of those five domains, we also continue to address other CR issues that influence our business and our customers ability to enjoy our products, such as waste management and support for the people in need. striking a balance between global and local needs We have developed a strategic framework that enables us to capitalize on our collective expertise across the globe, while giving our local companies the flexibility to satisfy the requirements of their local markets. Our CR strategy sets the goals and priorities of engagement with our businesses, developing appropriate answers in line with their local go-to-market strategies. To orchestrate this strategy, we have a Group CR Steering Committee with CR representatives from each business, and a member of the Group Executive Committee with end responsibility on CR (more on our CR governance on p58). measuring our progress more systematically We have measurable, publicly stated goals for the Group as a whole and for our individual operating companies, described in the following pages of this Report. We have also started to regularly collect Group-wide data on issues such as our carbon footprint and our associates perceptions of the Group, so that we can measure our advances more accurately and identify areas where we can improve. our strategy is dynamic We continuously scan our environment and will adjust our strategy where appropriate to stay current. We will listen to our stakeholders in a more structured way, starting this year. Our stakeholder engagement to date has been limited and primarily at operating company level. Our stakeholders are important to us and we feel there is great value in a structured dialogue, as we share the aim of enhancing our communities and our environment through more sustainable business practices. We will communicate on this process in next years Report. 3 our CR performance at

Progress made

Products

Commitments in 2007	Progress made		Score	More
GDA guidelines applied to all private brand products by 2010 (Delhaize Belgium)	Out of 3 800 products requiring GDA labeling 300 products were covered during 2008	→	An extra year was added to meet the target: from 2010 to 2011	P12
Food safety consultant to benchmark store food safety programs Group-wide against industry standards (Delhaize Group)	Assessments completed in the U.S. and in the European operating companies	↗	Super Indo to be included in the assessment during 2009	P17
Partnership with NGOs on sustainable fishing strategy (Delhaize Group)	Assessment of our buying practices completed for Hannaford, Food Lion and Delhaize Belgium	↗	Recommendations and action plan to be developed in 2009	P21
Progress on the social compliance systems in our supply chain (Delhaize Group)	› Assessment of system modifications needs completed › Plan to develop a Supplier's Code of Conduct › Third party for managing suppliers' compliance identified	→	Implementation to start during 2009, later than initially planned	P22

People

Commitments in 2007	Progress made		Score	More
Conduct a Group-wide associate engagement survey in 2008 (Delhaize Group)	Survey conducted at Group level on 5 000 associates	↗	Results will be shared in 2009	P35
Deploy our Group leadership competency model to attract, develop and retain the best leaders in the industry (Delhaize Group)	Agreement to start using the model in the "Talent Management Review" process	→	Further development and deployment in other areas planned in 2009, later than initially planned	P35

Planet

Commitments in 2007	Progress made		Score	More
By end 2008, Food Lion to have 100 additional stores gaining Energy Star Status	During 2008, Food Lion achieved Energy Star status on 113 stores	↗	Plan to achieve Energy Star status for an additional 100 stores end 2009	P43
By 2020 Delhaize Belgium to reduce its energy consumption by 35%	Energy consumption reduced by 3.5% during 2008	↗	Additional 4% decrease planned for 2009, on track	P44
Carbon footprint (Delhaize Group)	Group carbon footprint 2008 measured and disclosed in this Report	↗	Action plan to be developed during 2009	P47
Wind power exploration (Hannaford)	Data gathering in progress	↗	Complete financial analysis with initial assumptions by end 2009	P48
Switch from refrigerants CFCs and HCFCs to HFCs (Delhaize Group)	› None of our stores are using CFCs anymore › 46% of our stores are using HFCs or other ozone friendly alternatives	→	Phase out to be agreed on and linked with our carbon footprint results	P50
Green IT achievements in energy consumption reduction (Delhaize Group)	Food Lion eliminated 128 physical servers and created 320 virtual servers, enabling the company to save more than 1 million kWh of electricity each year and over $1 million in hardware and energy costs	→	Results were anticipated earlier; several measures are currently under evaluation	P51
Further push down on use of non-reusable bags (Delhaize Group)	In 2008, 2.8 non re-usable bags were used per store transaction (was 2.9 in 2007)	↗	Figure now includes Alfa-Beta and Mega Image	P53

> For more data see our "Data summary" section, on p68.
> For our 2008 commitments see our "Commitments summary" section, on back flap.

4 - Delhaize Group - Corporate Responsibility Report 2008

a glance Other achievements Products Promoting healthy eating P10 Mega Image extended its range of organic products, making it Romanias largest retailer of organic food. Alfa-Beta increased its sales of organic foods by 26% between 2007 and 2008. Buyers at Delhaize Belgium were trained in how to purchase healthier foods. Hannaford and Food Lion were voted two of the 10 healthiest grocery chains in the U.S. Ensuring rigorous food safety P16 87% of our stores associates were trained on food safety over the past three years. Delhaize Belgium was the first Belgian retailer to validate the autocontrol system, a set of food safety requirements, at one of its stores in 2008. 95% of our stores were externally audited for food safety during the year 2008. Sourcing responsibly P20 Hannaford built a new partnership with the Gulf of Maine Research Institute (GMRI) to drive the Groups promotion of sustainable seafood. Alfa-Beta Close to Greek Nature assortment of typical local Greek products soared by more than 45% in 2008. Hannafords Close to Home Program led to a 20% increase of local products sales compared to 2007. Our operating companies continued to increase their offer of fair-trade certified products. People Enriching the health of our associates and communities P26 Hannaford won Platinum status in the Best Employers for Healthy Lifestyle Awards organized by the National Business Group on Health. Delhaize Belgium received a good practice award and was named a Partner of Excellence Organization by the European Network for Workplace Health Promotion. Mega Image was ranked among the best 100 companies to work for in Romania. Embracing diversity, developing talent P30 Food Lion received the North Carolina National Association for the Advancement of Colored People Humanitarian of the Year Corporate Award. Delhaize Belgium strengthened its diversity campaign by providing training on diversity issues. Alfa-Beta integrated diversity questions in its climate survey to improve the integration of its associates, more than 50% of the associates were surveyed. 46% of our associates received at least one instructor-led training during 2008. Helping the disadvantaged P36 Super Indo supported Indonesias Immunization Program, run in collaboration with Unicef. Alfa-Beta donated more than 100 000 to three health organizations, including the Greek Cancer Society. Food Lion collected and donated nearly 10 000 tonnes of products in 2008. Delhaize Group Social Cohesion Fund made its first awards to 31 projects in Belgium. Planet Powering ahead with energy conservation P42 Food Lion won its eighth consecutive Energy Star Sustained Excellence Award, a record for a supermarket company. Delhaize Belgium installed doors on fridges in new Belgian stores reducing refrigeration energy use by 30%. Alfa-Beta took the decision to build its first green store, planned for 2010. Reducing greenhouse gas emissions P46 Electricity and refrigerants combined account for 89% of our carbon emissions. We now better understand our carbon emissions impacts. Many of our companies are increasingly exploring renewable energy sources such as solar and wind power. Our U.S. operating companies started working on consolidating suppliers deliveries and store logistics which will limit transportation impacts. Delhaize Belgium provided eco-driving training to its complete freight team. Wasting less, recycling more P52 Alfa-Beta won the countrys first Green Retail Award for its Cultural Heritage recycling advertising campaign. Super Indo is Indonesias first supermarket chain to launch an eco campaign to support the use of reusable carrier bags. Food Lion started selling reusable bags at all of its stores in April 2008. Delhaize Belgium launched a new range of eco-friendly cleaning and household products, most of them are certified by the European Ecolabel. 5

6-Delhaize Group-Corporate Responsibility Report 2008

products healthier Promoting healthy eating SEE MORE ON PAGE 10 Ensuring rigorous food safety SEE MORE ON PAGE 16 Sourcing responsibly SEE MORE ON PAGE 20 people healthier Enriching the health of our associates and communities SEE MORE ON PAGE 26 Embracing diversity, developing talent SEE MORE ON PAGE 30 Helping the disadvantaged SEE MORE ON PAGE 36 healthier planet Powering ahead with energy conservation SEE MORE ON PAGE 42 Reducing greenhouse gas emissions SEE MORE ON PAGE 46 Wasting less, recycling more SEE MORE ON PAGE 52 healthier 8 Delhaize Group - Corporate Responsibility Report 2008

Promoting healthy eating Highlights Star performance: Our novel nutritional navigation system, Guiding Stars, has now been rolled out at nearly all our stores in the U.S.; SEE MORE ON PAGE 11 Affordable nutrition: During the recession, we’ve taken steps to ensure that our customers can continue to enjoy fresh, healthy products at affordable prices, including special discounts and tips for nutritious low-cost meals. SEE MORE ON PAGE 13 Ensuring rigorous food safety Highlights Outperforming the industry: An independent assessment of our operating companies food safety standards and performance has found that we score above the supermarket industry standard in a number of important metrics; SEE MORE ON PAGE 17 Sharper systems: We continue strengthening our reporting systems in order to provide the data needed to monitor all our private brand suppliers food safety audits by the end of 2010. SEE MORE ON PAGE 17 Sourcing responsibly Highlights Making waves: Hannafords new partnership with the Gulf of Maine Research Institute (GMRI) is the latest example of the Groups drive to promote sustainable seafood; SEE MORE ON PAGE 21 Local solutions: Our focus on locally produced foods has enabled our customers to enjoy even fresher foods and injected additional money into local communities. SEE MORE ON PAGE 21 9

There’s a strong and growing demand for healthier food by consumers. Concerns about the rising incidence of obesity have contributed to fuel this trend, so too has the ageing of populations, rising health costs and a greater awareness of the connection between certain foods and illnesses such as cardiovascular disease. Healthier customers are in our long-term commercial interests. Healthy people not only live longer, they also tend to be more economically productive. If we satisfy our customers dietary needs, they are also likely to reward us with their loyalty. promoting healthy eating strategy Provide nutrition navigation to help customers identify healthy products within our Offer stores; a nutritionally well balanced mix of products, including a higher proportion of healthy products; Improve the health profile of individual private brand products; Ensure that affordable healthy options are available in core categories; Educate consumers with support of interactive and personalized solutions. goals Apply Guideline Daily Amount (GDA) guidelines to all private brand products at Delhaize Belgium and Alfa-Beta by 2011, then consider applications in the U.S. and in the other operating companies; Increase the effectiveness and in-store visibility of our communication about health and wellness, particularly in the areas of affordability and disease control; Ensure that where alcohol or tobacco is sold, our operating companies provide accessible information about responsible consumption behaviors. tools Product labeling and rating; Affordable healthier products including fresh, organic, reformulated and functional products, as well as foods for customers with special dietary needs such as diabetes; Customer education and awareness; Buyer training. Health, of course, isn’t simply a function of what you eat. It is influenced Hby a variety of other factors, including genes, exercise, lifestyle and education. We cannot control many of these issues, but, as a retailer for whom food accounts for 90% of its sales, we can have a positive impact on our customers health by offering affordable healthy products and the right information. 10 Delhaize Group - Corporate Responsibility Report 2008

healthier products


Beans
Green Beans
Cut Green Beans
No Salt Added
Cut
Hannaford

More U.S. Consumers Enjoy our Nutritional Guidance

Our pioneering nutritional navigation system, Guiding Stars, has been rolled out at nearly all our Food Lion and Sweetbay stores, providing millions of households with a quick and easy way to select a healthy, nutritionally balanced diet.

Originally developed and introduced by Hannaford in 2006, Guiding Stars enables customers to identify the relative nutritional value of foods through a simple star-rating system that is applied to both national and private brand products. Foods with one star offer good nutritional value per calorie, while those with a maximum of three stars provide the best nutritional value. Products with no stars are not necessarily unhealthy as part of a balanced diet but offer relatively few nutritional benefits on their own. Products gain credits for vitamins, minerals, whole grains and dietary fiber, and lose points for trans fats, saturated fats, added salt and added sugars, based on a proprietary formula developed by an independent panel of scientists. Read more on www.guidingstars.com.

Guiding Stars is now in use at all our stores in the U.S., thanks to its introduction at all Food Lion stores during 2008, with the exception of two Food Lion banners (Reids and Bottom Dollar Food stores). Across our U.S. operating companies, more than 25% of our rated products earned at least one star in 2008.

To raise awareness of Guiding Stars, Food Lion ran a three-month "Three Star Kitchen" promotional tour in 2008 in five key markets on the east coast of the U.S. Around 80% of the people who attended these traveling exhibitions said they would use Guiding Stars and nearly half claimed they would be more likely to visit a Food Lion store as a result of the system's introduction, highlighting the value that consumers attach to nutritional guidance. Research conducted by Hannaford, discussed in our 2007 CR Report, found that consumers are also more likely to buy starred products than non-starred foods. We are now starting to analyze our sales of "starred" products, which accounted for around 23% of our food sales in the U.S. in 2008, a figure that is expected to rise.

As discussed in our 2007 CR Report, the Group planned to introduce Guiding Stars at its Delhaize Belgium stores. This project is currently on hold due to European Union (E.U.) regulations on health and nutritional claims, which do not recognize Guiding Stars as an accepted nutritional claim. Guiding Stars has to be brought in line with existing legislation on claims before it can be launched in the E.U.

My Hannaford Web Application

It is now even easier for Hannaford's customers to find healthy, star-rated products at the click of a button, thanks to a next-generation web service developed by the company. Launched in March 2009, the My Hannaford web application will not only enable customers to search online for products by star-ratings but also allow them to filter out products with eight of the most common allergens so they can shop selectively.



23% of our food sales in the U.S. are "starred" products.

11

460g 483 kcal 24% GDA* 300 of our private brand products in Belgium now have GDA labeling. Spreading Guiding Stars the Benefits of Schools in Maine and a corporate food service business are just some of the organizations that are now using our Guiding Stars system to steer consumers towards healthier foods, after we started licensing the system in July 2008. Through Guiding Stars Licensing Co (GSLC), a wholly-owned subsidiary of Hannaford, we are marketing our novel nutrition navigation system to retailers, manufacturers and food operators in both the public and private sector, including schools and hospitals. In Maine, Guiding Stars is currently being piloted at different district schools where it is used to star-rate prepared meals as well as grab-and-go items such as sandwiches. A major healthcare provider is also considering adopting the system, along with other organizations. New Nutrition Information Labeling in Belgium and Greece How many calories does one yoghurt have, how much sugar does one biscuit contain Delhaize Belgium and Alfa-Beta are helping customers answer these questions by applying Guideline Daily Amounts (GDAs) to their private brand products. GDAs help consumers understand how much energy and nutrients are present in a portion of a food or beverage and what each amount represents as a percentage of a persons daily dietary needs. By 2011, we are committed to including GDA guidelines on the packaging of all our private brand products at both Delhaize Belgium and Alfa-Beta in Greece. By the end of 2008, we had applied these guidelines to 300 of our 3 800 private brand products in Belgium, supported by simple at-a-glance information on the packaging. We expect to add GDAs to another 1 000 products in 2009. In 2008, Alfa-Beta incorporated GDAs on the packaging of 34 of its private brand products (2% of the total). The challenge of making the necessary adjustments to our packaging meant that we had to extend our planned completion date of 2010 by a year to 2011. Were reaching out to organizations interested in helping people make more nutritious food choices including food retailers, schools, colleges, and hospitals. Implementing the full Guiding Stars program, including product rating, training, shelf tags and signage, takes only a few months from start to finish. Ultimately, our goal is to establish Guiding Stars as a national standard for user-friendly nutrition navigation. John Eldredge, GSLCs Director of Brand and Business Development at Hannaford 12 Delhaize Group - Corporate Responsibility Report 2008

healthier products

Promoting Low-Price Balanced Meals

We launched campaigns to help customers stretch their money as far as possible. Food Lion's "Meals for Less" program, which promoted recipes and ingredients that enabled customers to cook meals for four people for under $10, is a case in point. "These are tough economic times and we've been very focused on saving our customers money by providing them with low-cost, nutritious meal solutions," says Gene Faller, Vice President of Food Lion's South Eastern market. Delhaize Belgium introduced a similar program, highlighting how customers could prepare a healthy meal for less than €2.5 per person.


365
365
Mischsalat
Salad mix
200 g ℮

Steps to Keep Healthy Food Affordable

As the economic climate in our markets deteriorated during 2008, we took steps across our operating companies to ensure that our customers could continue to enjoy healthy products at affordable prices.

Our three-tier private brand assortments lay at the heart of our strategy. In Belgium, for instance, where our private brand products are up to 15% less expensive than comparable national brands, we heavily promoted our *365* value brand. Revenues from *365* products consistently increased by approximately 22% year-over-year. The line accounted for almost 4% of Delhaize Belgium's sales at the end of 2008. Sweetbay in the U.S. introduced a "Sweet Deal, Sweet Value" program, which highlights value and cost on private brand products that are featured on sale or have an everyday, week after week, low price.

Many of our companies also cut the prices of thousands of products. Alfa-Beta, for example, in 2008 reduced the prices of 2 000 basic products by up to 8% and Hannaford undertook a similar initiative for 1 500 products.

Our success in keeping our products affordable was reflected in a 5.6% increase (at identical exchange rates) in Group revenue during 2008. This included a significant rise in our private brand products' share of revenue at Food Lion; from less than 17% at the start of 2007, to more than 19% by the end of 2008. Many of these products are independently recognized as healthy. In the U.S., 27% of our private brand food sales come from food with at least a one-star rating, under our Guiding Stars nutritional navigation system.

We also help consumers keep their health costs down by offering low-cost generic medicine programs. Hannaford's "Healthy Saver Program", for instance, provides a 30-day supply of medicines for as little as $4 – a strength that helped the company score 90 out of 100 in a survey of "America's Best Drugstores", conducted by the *Consumer Reports* magazine.

Fresh and Organic Products Given a Boost

Fresh food, which contains more nutrients than processed alternatives, has been one of the hallmarks of the Group for more than 100 years. During 2008, we built on this strength, expanding our assortment of fresh products, including organic foods and so-called functional foods such as probiotic yogurts.

Major advances during the year:

- Sweetbay revamped over 90 of its stores in Florida in order to provide a wider selection of fresh products, resulting in record sales at some of its new outlets;


healthy saver plus


bio

13

Encouraging Responsible Consumption

The Group made its first public commitment to tackle alcohol abuse in 2007 when it joined the "E.U. Platform on Alcohol and Health". The Group strengthened this commitment to tackling alcohol and tobacco abuse by aiming to ensure that where alcohol or tobacco is sold, our operating companies have readily available information and education about our responsible sales initiatives and about responsible consumption behaviors.



OTHER HEALTHY PRODUCTS INDICATORS

38%	of our food sales come from fresh products
10%	of our food sales are fruits and vegetables
1.5%	of our food sales come from organic products



- Delhaize Belgium consolidated its position as the country's top supplier of organic foods, accounting for over one-third of all organic products sold in the country, by adding organic soups, lamb and other foods to its range, supported by price reductions of up to 30% and an annual "organic week";
- Mega Image extended its range of organic products, making it Romania's largest retailer of organic food;
- Alfa-Beta increased its sales of organic and functional foods by more than 26% and 17% respectively;
- Hannaford, which is the only major supermarket chain in the northeast of the U.S. to obtain "Organic Retailer Certification" from Quality Assurance International, reinforced its position as one of the U.S.'s leading retailers of organic eggs with its "Natural Egg" program. The company also launched an in-store cookery program that promoted ready-to-eat fresh products.

Healthy Consumption Behavior

We play our part in the battle against obesity, cardiovascular diseases and other food-related conditions by reducing trans fats and working on consumption behaviors for unhealthy food products including alcohol and tobacco.

In last year's CR Report we made a commitment that Delhaize Belgium would review and revise the trans fat content of all its private brand products by the end of 2009, in line with World Health Organization's (WHO) recommendations. In 2008, the company made considerable progress, assessing and adjusting more than 60% of its private brand products.

In addition, Delhaize Belgium ran a three-month pilot program where it sold a selection of healthier products at its check-out counters, as bananas and water (rather than sodas and candy).

While considering the demands of our everyday customer, we also think about our customers with specific dietary needs. All our supermarkets sell gluten-free and diabetic sugar-free products and many have dedicated, well-marked sections for these special dietary products, including Hannaford and Mega Image.

Consumer Campaigns Promote Healthier Eating

Many know that eating healthy is in their interest but the challenge is turning logic into everyday behavior. During the year, we ran various campaigns to encourage consumers to embrace a more nutritionally balanced diet.

Food Lion heavily marketed the advantages of eating more fruit and vegetables through in-store promotions, advertisements and other communication channels, earning the company the accolade of "Retail Role Model" from the Produce for Better Health Foundation, one of only four supermarket chains in the U.S. to achieve this recognition.

Delhaize Belgium was equally active in promoting the food pyramid, which emphasizes the need to eat five portions of fruit and vegetables a day, as well as three types of dairy products, among other recommendations. Customers can also submit questions via the website and receive personalized answers from professional dieticians. Moreover, Delhaize Belgium created a website section highlighting the importance of eating healthy for success in sport, based on the dietary principles of the Olympics. This was supported by interviews with athletes and debates on health topics.

In fact, all our operating companies ran healthy eating campaigns as part of our 2007 commitment to improve the effectiveness of our health communication programs. These ranged from Alfa-Beta's in-store promotions of Mediterranean diets and special health features in its *Nutrilife* customer magazine, to Mega Image's food calendar with nutritional recipes.

We intend to communicate health and wellness more extensively in 2009 and beyond, focusing on the affordability of healthy foods and on how such foods can be used to prevent and manage certain diseases. Our in-store health and wellness messages will be made more visible and more consistent with other forms of consumer communication.

14 - Delhaize Group - Corporate Responsibility Report 2008

healthier products

Smart Buying

Buyers at Delhaize Belgium were trained in how to purchase healthier foods, including key ingredients and other factors. For details on our training programs for our associates see p32.


fine cheeses
Ask the Nutritionist

U.S. Stores Win Top-10 Health Awards

Hannaford and Food Lion were voted two of the 10 healthiest grocery chains in the U.S. by *Health* magazine in November 2008.

An independent panel of leading food and nutrition specialists named Hannaford the 5th healthiest food retailer in the U.S. and Food Lion the 7th healthiest, based on an assessment of 35 of the largest food retailers in the country.

Health magazine singled out Hannaford for its large selection of organic foods, its "impressive amount of local produce" and its Guiding Stars system, as well as the company's other nutritional services, including its in-store dieticians. Food Lion was also praised for its organic products, Guiding Stars and its focus on affordable fresh foods at the Bloom stores.

Test-Santé magazine recognized Delhaize Belgium as the most nutritionally advanced grocery chain in Belgium, singling out its healthy eating and balanced diet communication. Initiatives highlighted by the magazine included the promotion of healthy snacks at check out, the offer of fruits and vegetables at the entrance of the stores, as well as specific projects such as the "Healthy Walks" and Delhaize Belgium's Olympics tie-ins (see details in previous paragraph).



« We now pay more attention to health indicators, as for instance saturated fat or sodium content. »

Jean-François Caerdinael, Category Manager at Delhaize Belgium

15

ensuring rigorous food safety Foodborne illnesses remain a major global health problem, largely due to contamination of food and water, according to the World Health Organization. In industrialized countries, it is estimated that up to 30% of people a year suffer from food-related illnesses, resulting in about 325 000 hospitalizations in the U.S. alone. An increasingly elderly population, which is more vulnerable to illnesses, has made food safety even more critical. Ensuring the safety of the food sold in our stores has always been a top priority for the Group but we are acutely aware of the need to stay vigilant, both to protect the health of our customers and to safeguard our corporate reputation. The fact that our reputation is increasingly built on our private brand products, which now account for up to 45% of our sales at some of our companies, enhances our focus on food safety. strategy Employ state-of-the art product testing and traceability systems to identify and recall potentially contaminated products from the supply chain at best-in-class speed; Ensure that food safety is considered an everyday norm by all our associates. goals Audit 100% of our private brand suppliers for food safety compliance by the end of 2010; Independently benchmark our stores food safety programs across the Group against industry standards. tools Product testing, tracing and recall systems; Store and supplier audits; Associate training; Consumer-awareness programs. There are numerous points at which foods can become contaminated, from the farm and the manufacturing or packaging facility to the distribution chain, retail outlet and at consumers homes. The growing complexity of the global food chain and the trend towards fresher, healthier products, which tend to be more susceptible to contamination while in transit, compared to the processed products, have increased these risks. Although no major supermarket can guarantee the absolute safety of the millions of products it sells each year, often sourced from thousands of suppliers, Delhaize Group is committed to continue to tighten the safety of its supply chain and to educate consumers in handling their food safely. All our companies adhere to strict internal food safety standards that are either equivalent to or exceed local and international regulations. New measures that were introduced in 2008 or are in the pipeline will provide added reassurance. 16 Delhaize Group - Corporate Responsibility Report 2008

healthier products



87%
of our store associates
were trained in food safety protocols over the past three years.

Developing Best-in-Class Food Safety Standards

An independent assessment of our operating companies' food safety programs has found that as a group we generally score above the supermarket industry average in a number of important metrics. It also allows making further improvements across our operations.

Carried out by JohnsonDiversey Consulting, in line with our commitment last year, the study benchmarked our companies' food safety programs against industry's norms. Because of its limited scale, Super Indo was not included in the study but will be assessed in 2009.

The study provides highlighted areas of best practice from which all our businesses can learn. Processes are now put in place for our companies to share these insights so that we can achieve best-in-class food standards throughout the Group. To measure our progress, another benchmarking exercise will be conducted in 2012.

We also continuously train our associates in how to handle our products safely. Over the last three years, 87% of our store associates were trained in food safety protocols.

In 2008, Mega Image took steps to achieve ISO 22000 certification by implementing the Hazard Analysis and Critical Control Point (HACCP) system. Delhaize Belgium is the only food retailer in Belgium to carry ISO9001 certification for its cold chain, guaranteeing that a quality management system is in place for maintaining perishables at proper temperatures at distribution centers, in transit and at the company's stores. In Greece, Alfa-Beta has HACCP certified systems.

Systems to Monitor Suppliers Tightened

We're strengthening our reporting systems in order to provide the data needed to monitor our private brand suppliers' food safety audits by the end of 2010, a commitment made last year.

The majority of the Group's private brand suppliers are audited against internationally recognized food safety standards but more sophisticated IT systems are required to manage and report the data in a more consistent and integrated manner. These IT upgrades are expected to be finished by the end of 2009. In 2008, more than 60% of our Group private brand suppliers were audited for food safety, rising to 89% of our private brand suppliers at Delhaize Belgium.

JohnsonDiversey



17

Home Hints

Inappropriate food handling at home is a major cause of food-related illnesses.
To help customers avoid these problems, Mega Image has published practical advice on its website covering food-related issues such as hygiene, preparation and storage temperatures.
Our other companies offer similar support. At Food Lion, for instance, 200 000 shoppers have opted to receive monthly food safety email updates.
At Alfa-Beta, customers receive food safety leaflets on how to transport food home, how to place food in or outside the fridge, at what temperatures and under what condition.




MEGA IMAGE
retete

We are also continuing to invest in food safety tests at our distribution centers. On top of systematic checks done by suppliers and public authorities, 30% of our private brand products at our European operating companies were additionally tested for food safety in 2008.

Although the country-wide recall of salmonella-infected peanut butter products in the U.S. last year demonstrated the need for better downstream testing and auditing, our operating companies have had relatively few difficulties, given the fact that they sell 10 billion products per year in total. During 2008, we had 172 food private brand recalls of which 38 were recalled for food safety reasons.

To increase traceability and tighten security even further, several of our companies have introduced "farm-to-fork" assurance standards. Alfa-Beta did this in 2008 for their fruit and vegetables and will support this development by publishing a second agro-assurance policy handbook for poultry in 2009. Several years ago, Delhaize Belgium developed its own "Controle & Origin" quality label for a growing range of products, from meat and milk to salmon. The label is supported by guidebooks for suppliers.

First Validated Autocontrol System in Belgium

Delhaize Belgium has introduced the first validated autocontrol system in the country, which is a voluntary initiative, not required by law. The system gives customers added assurance by providing an integrated assessment of food safety, from production to distribution. Specifically, it provides:

- An annual audit of the centralized food safety management system, including suppliers' selection and management of customers' complaints;
- An audit of the stores every four years, from good hygiene practices to recalls management.

By the end of 2008, nine of our Belgian supermarkets were granted a validated autocontrol system. Delhaize Belgium's objective is to

18 - Delhaize Group - Corporate Responsibility Report 2008

healthier products 172 food private brand recalls of which 38 for food safety reasons on more than 10 billion products sold per year. QA INSPECTED have 100% of its operated stores validated by autocontrol systems by the end of 2009. Other Food Safety Indicators From testing our private brand products to training our associates, we have a comprehensive range of processes in place to protect and enhance the safety of our foods. Below some additional key food safety indicators: 38% of the Groups private brand products are tested for overall quality and 30% of our private brand products are tested for food safety at our European operating companies. Testing samples of our products each year comes on top of safety standards set by suppliers and authorities. These tests provide an additional food safety and quality assurance to our products. More than 95% of the Groups stores were externally audited for food safety in 2008. The remaining 5% stores were either audited internally or not covered by external audits at the end of 2008, due to recent acquisitions. Participating in produce traceability for fresh fruits and vegetables: In 2008, Cathy Green, Chief Operating Officer of Food Lion, chaired the Steering Committee of the Produce Traceability Initiative (PTI). PTI was formed by the Produce Marketing Association, United Fresh and the Canadian Produce Marketing Association, said Green. The initiative had representation from all areas of the produce supply chain, including growers, retailers, producers, distributors and institutional businesses in the food industry. In 2009, Food Lion is supporting the PTI initiative by implementing the industry-established guidelines and milestones, which will help further the company’s progress on produce traceability. Cathy Green, Chief Operating Officer at Food Lion 19

sourcing responsibly The social, ethical and environmental logic of responsible sourcing, including sustainable farming, is in the food industry’s economic interest, both from a reputational perspective and in terms of ensuring a secure, long-term source of food. Moreover, responsible suppliers tend to produce higher-quality products. However, the practical reality is that many consumers are not prepared or can not pay the extra cost for responsibly sourced products. Another difficulty is that international food retailers rely on a global network of thousands of suppliers to satisfy consumers demands. Policing suppliers practices, while assuring the demanded high-quality supply can be challenging. DELHAIZE Bio Ruwe rietsuiker Sucre de canne roux Rohrzucker 500 ge strategy Align our social compliance with industry best practice; Promote ethical and social standards across our supply chain; Work with our suppliers to ensure they conform to internationally accepted labor standards. elhaize Group is committed to work-Ding with the industry and its suppliers to overcome these hurdles. As a business with 100 plus years history of operating with responsibility and care in local communities, we have always instinctively strived to provide responsibly sourced products. We are now adopting a more systematic approach to responsible sourcing in order to drive it throughout our business. However, we recognize that we still have a lot to learn, to follow best practice within our industry. goals Develop a Code of Conduct in 2009 and require it as an addendum to all private brand supplier contracts; Review suppliers of specific private brand products against the Code of Conduct in 2009; Work with Non-Governmental Organizations (NGOs) in 2009 to assess the sustainability of our seafood products and develop a strategy for moving forward. tools Codes and systems for improving working conditions at suppliers; Fair-trade products; Sustainable fishing; Local sourcing. 20 Delhaize Group Corporate Responsibility Report 2008

healthier products


With the courtesy of the Gulf of Maine Research Institute
GMRI

Teaming-up with Stakeholders for a Group Seafood Sourcing Strategy

There is still room for improvement. In line with our commitment made in last year's CR Report, an international NGO assessed our buying practices at Delhaize Belgium, Food Lion and Hannaford. Moving forward in developing a sustainable fishing strategy, we explore further local and group-level partnerships with NGOs and other stakeholders.

Making Waves in Sustainable Seafood

Hannaford's new partnership with the Gulf of Maine Research Institute (GMRI) is the latest example of the Group's drive to promote sustainable seafood and could provide a blueprint for similar programs at other companies within the Group.

Following two years of planning, Hannaford has formalized its partnership with GMRI, a non-profit marine science center located in Portland, Maine. Under the partnership, Hannaford and GMRI will improve the ecologic and economic sustainability of the seafood industry in New England, by stimulating consumer demand for locally and sustainably harvested seafood. Hannaford's stores will promote local fish products that meet product traceability requirements and conform to the sustainability standards developed by GMRI. To enable consumers identify the best local seafood choices, GMRI will develop a cooperative brand that meets its standard.

As partners in this effort, Hannaford's supply chain members, harvesters and seafood companies will have to commit to improving the traceability and ecological sustainability of their products.

In Belgium, we have started to offer a new sustainably farmed freshwater fish called "Claresse". Harvested in environmentally friendly ponds, which use little energy and recycle 90% of their water, the white-fleshed fish is bred without the use of hormones or genetically modified fish feed and is given significant space to swim. It offers an unusually rich source of nutrients, including almost as much omega-3 fatty acid as salmon.

Delhaize Belgium supports numerous other sustainable fishing initiatives. As well as selling Marine Stewardship Council (MSC)-certified fish in its stores, the company sources its Icelandic seafood from suppliers that use small boats and preferably fish with lines, rather than nets.

Support for Local Producers Gathers Pace

Our increasingly strong emphasis on locally produced foods has not only enabled our customers to enjoy even fresher foods but also injected additional money into local communities during a challenging economic time and reduced our food miles.

Delhaize Belgium typifies our commitment to local producers. In 2008 the company strengthened its determination to support local suppliers by teaming up with the Belgian retail federation, Fedis, to raise the profile of home-grown agricultural products through point-of-sale promotions and other communication channels.

In Belgium, we have started to offer a new sustainably farmed freshwater fish called "Claresse" at our stores.



21

A Local Supplier in Belgium

The Belgian family-owned enterprise Dockx, located in Sint-Katelijne-Waver, grows salads exclusively for Delhaize since 1982.
The enterprise is certified GlobalGap. The GlobalGap standard is designed to reassure consumers about how food is produced on the farm by minimizing environmental impacts of farming operations, reducing the use of chemical inputs and ensuring a responsible approach to workers' health and safety as well as animal welfare.



45%

sales increase

of Alfa-Beta's local Greek products.


μέλι


got to be
NC
PRODUCTS

The growing popularity of locally produced food is reflected in the fact that many of our stores have experienced a significant increase in sales of locally sourced products. Hannaford has seen sales of its local products rise by 20% over the last year, underpinned by the company's "Close to Home program" launched two years ago. Sales of Alfa-Beta's "Close to Greek Nature" assortment of typical Greek products soared by more than 45% in 2008.

Food Lion has thrown its weight behind local farmers in North Carolina with its "Got to Be NC" campaign, including in-store samplings, special shelf tags and biographies of local farmers. Agriculture is North Carolina's top industry and contributes approximately $68 billion to the economy, according to the North Carolina Department of Agriculture and Consumer Science.

New Social Compliance Code for Suppliers

We made progress on our 2007 commitment by further working to improve the monitoring of "social compliance" in our supply chain and requiring reasonable working conditions by our suppliers. Among others we agreed to adopt a code of conduct for our private brand suppliers and to monitor their compliance against this code.

Based on the Global Social Compliance Program (GSCP) reference code, the Group will establish a code of conduct in 2009 and apply it as addendum to private brand supplier contracts, requiring suppliers to adhere to the code's criteria. This will include the need to abide by international standards relating to child labor, health and safety, discrimination and a range of other employment-related issues. The GSCP is a business-driven alliance of retail and manufacturing companies that is committed to harmonizing social standards by sharing best practices across borders. The Group has been a member of this organization since 2007.

In 2008, we assessed the changes needed to our current data bases and systems to be able to implement this future code of conduct. We also identified a third-party organization that will help us manage our suppliers' compliance.

22 - Delhaize Group - Corporate Responsibility Report 2008

healthier products Overall, our companies now sell more than 160 different fair-trade products, although these account for less than 1% of our total food sales. Expanding our Range of Fair-Trade and Animal Friendly Products

Many of our companies either introduced fair-trade products for the first time in 2008 or expanded their assortments. Overall, our companies now sell more than 160 different fair-trade products, although these account for less than 1% of our total food sales.

In Greece, Alfa-Beta launched its first fair-trade coffee products, while Hannaford enlarged its long-established assortment of fair-trade products and promoted them heavily. Delhaize Belgium, which was one of the first supermarkets in Belgium to sell such products, also expanded its assortment, now offering around 50 fair-trade products. Food Lion plans to branch out into fair-trade products in the near future.

We attempt to be equally fair in the field of animal welfare. In Belgium, for instance, we sell beef, poultry and other foods with a “Control & Origin” label that guarantees that the products have been farmed with respect for animal welfare. Furthermore, 26% of the eggs that we sell across our operating companies are cage free, on average, rising to 100% at Delhaize Belgium.

<< Shoppers want local products for five main reasons. It supports the local economy and family farms; enables customers to enjoy products in season, at their freshest and most nutritious; reduces the environmental impact of importing products across large distances; and provides customers with the reassurance that they know where the food comes from. >>

Wendy Ward, Local Sourcing Specialist at Hannaford 23

healthier

People

24- Delhaize Group - Corporate Responsibility Report 2008

>> Enriching the health of our associates and communities

Highlights

> Top award: For the second year in a row, Hannaford has won Platinum status in the “Best Employers for Healthy Lifestyle Awards” – the only retailer in the U.S. to achieve this accolade; SEE MORE ON PAGE 27

> Reducing health risks: Food Lion’s “Diabetic Sense” program and Delhaize Belgium’s smoking cessation program are just some of the ways our companies are helping our associates stay healthy and productive. SEE MORE ON PAGE 27

>> Embracing diversity, developing talent Highlights

> Training for success: During 2008, 46% of our associates received training on a range of topics from occupational health and safety (OHS), to healthier purchasing and “eco-driving”; SEE MORE ON PAGE 32

> Promoting excellence: 80% of the Group’s managerial vacancies in 2008 were filled through internal promotions, underlining both the quality of our training and our associates’ desire to stay with the Group. SEE MORE ON PAGE 35

>> Helping the disadvantaged

Highlights

> Healthy approach to charity: The Group raised and donated €45 million in cash and products for charitable causes in 2008, primarily focused on health-related

> organizations; SEE MORE ON PAGE 37

Help for the people in need: Our companies collected and donated 15 000 tonnes of products for food banks during 2008, with Food Lion and Delhaize Belgium weighing in as two of the top food donors in their countries. SEE MORE ON PAGE 38

25

enriching the health of our associates and communities

Companies that make above-average investments in their employees’ health tend to have superior productivity and lose fewer days to illness than businesses that make below-average investments. In a labor-intensive industry such as food retail, the financial benefits of these investments can be significant.

At Delhaize Group, our commitment to the health and well-being of our 141 000 associates is driven not just by productivity reasons but also by a recognition that our associates are the frontline ambassadors of our brand. About 90% of our associates have direct contact with our customers and, as a result, they too should reflect the same healthy brand values that we offer our customers.

>> strategy

› Establish a regular health-evaluation program in order to analyze the impact of our health programs, internally and against benchmarked peer groups, and to identify trends;

› Reevaluate our health programs at each operating company in the light of the findings from our analyzes.

>> goals

› Share our collective customer-health insights across our operating companies and develop training initiatives based on these insights;

› Work with community partners to leverage programs and educational resources, with each company forming one strong partnership in 2009 and adding at least one new partnership a year thereafter.

>> tools

› Healthy workplace and lifestyle programs;

› Associate awareness and education;

› Occupational health and safety systems: assessments, prevention programs and training;

› Nutritional support and education programs in the community.

As with our customers, there are practical limits to our influence over our associates’ health. We also recognize freedom of choice so we offer our associates a variety of health services, while we support these with communication campaigns and financial stimuli. The services range from free diagnostic screenings and nutritional advice, to disease-prevention courses and free vaccinations against various diseases. In some cases, notably in the U.S., our health programs have won our operating companies top national awards.

26—Delhaize Group—Corporate Responsibility Report 2008

healthier people

Food Lion runs a

“Diabetic Sense

Program” that teaches

associates how to

control their blood

sugar and reduce the

risks of developing

diabetes-related

complications.

Hannaford Wins Top Health

Award Again

For the second year in a row, Hannaford

has won Platinum status in the “Best

Employers for Healthy Lifestyle Awards” –

the only retailer in the U.S. to achieve this

accolade.

The awards, which are presented by the

National Business Group on Health (NBGH),

are given to companies in the U.S. that excel

at promoting a healthy workplace and at

encouraging their associates and families to

lead healthy lifestyles. Only 12 businesses in

the country gained Platinum status in 2008,

with Hannaford singled out for both the quality

of its health care for associates and its

success in keeping their health costs down.

“Despite regional trends showing health

spend increases of 10% or more for many

companies, we’ve managed to keep our

associates’ out-of-pocket expenses nearly

flat,” says Ellie Udeh, Hannaford’s Manager

of Wellness Initiatives. “We also kept our own

costs down even though we offer more programs

and an increasing number of associates

participate in them.”

In addition, Hannaford won a gold award

from the Vermont Governor’s Council of

Physical Fitness and Sports, for its success in

promoting physical fitness, sports and health

to its associates.

Delhaize Belgium also received a European

Union (E.U.) good practice award and was

named a “Partner of Excellence Organization”,

for its efforts in promoting health and wellness

in the workplace. This award was part of the

E.U.’s “Move Europe” campaign organized by

the European Network for Workplace Health

Promotion.

Helping Associates Tackle

Health Risks

From weight-loss and smoking cessation

programs to diagnostic tests for diabetes,

we offer our associates and their families

a wide range of tools to help them lead

healthier, more productive lifestyles.

Food Lion runs a “Diabetic Sense Program” that

teaches associates how to control their blood

sugar and reduce the risks of developing diabetes-

related complications. In addition, many

of our companies run smoking cessation programs.

At Delhaize Belgium, 18% of our associates

who smoked at the start of the program

in 2006 had quit smoking by the end of 2008.

The company’s cardiovascular risk screening

and advice service has also helped 10% of the

7 000 associates – who have opted for the service

since it was launched in July 2006 – obtain

an acceptable cholesterol level.

EMPOWER YOURSELF

Diabetic Sense

A Catalyst Rx

Mon cholesterol me tient a Coeur

Votre medecin du travail mesure votre cholesterol en trois minutes

27

18%

of Delhaize Belgium

associates who smoked at the start of

the smoking cessation program in 2006,

had quit smoking by the end of 2008

Moreover, Delhaize Belgium organizes for

nearly 2 500 of its associates to be vaccinated

against flu each year and about 3 500

to be inoculated against tetanus since 2006.

Other health services include training to combat

stress and to work in an ergonomically

safe manner.

For associates dealing with serious health

or family problems, Alfa-Beta and Delhaize

Belgium provide social support services.

Mega Image encourages its associates to

stay fit and healthy by organizing sporting

events such as football matches, one

of the benefits that helped the company be

nominated by Capital magazine as one of

Romania’s top 100 businesses for which

to work. Super Indo runs similar sporting

initiatives.

Safety First

We treat the safety of our associates

and our food equally seriously – as top

priorities.

All our operating companies have long-established

occupational health and safety

(OHS) policies and training programs to

prevent slips, trips, falls and other hazards.

During 2008, Hannaford strengthened these

foundations by using the results from an

ergonomics analysis at 20 of its stores, to

update its retail injury prevention templates

and by developing self-inspection safety

tools for its distribution centers.

In Greece, Alfa-Beta published a new OHS

manual for all new associates, supported by

a one-day induction training.

For the Group as a whole, accidents led

to 0.34 days of work being lost for every

1000 hours worked in 2008 (data excluding

Sweetbay). The consolidated absenteeism

rate for our European operating companies

was 3.2%, ranging from 1.2% at Alfa-Beta to

4.4% at Delhaize Belgium.

Mega Image was ranked in the “Top 100 companies to

work for in Romania” by the Capital magazine. 37 criteria

were used to determine the satisfaction of the employees in

four areas: working conditions, collaboration quality within the company, salary package and professional development

opportunities. Some of the advantages of the working

conditions for which we were ranked refer to offering, for

example, subscriptions to football fields. In 2008 we moved

up 13 positions compared with 2007, when we were also

ranked in this Top.

Ileana Stanciulescu, Human Resources and Legal Director at Mega Image

28 - Delhaize Group - Corporate Responsibility Report 2008

healthier people

Nutritional Support for Local

Communities

All our operating companies originally

started as small family owned grocery

stores. We have remained true to our roots

by continuing to nurture the health and

well-being of local communities through

various programs.

Examples of community health initiatives in

2008:

› Expectant mothers in Romania were given

free fresh fruit by Mega Image through

a non-profit organization’s project “First

Bebe”, which provides mothers with training

and other forms of practical support,

including nutritional advice for babies;

› Hannaford continued to offer free “Healthy

Living” classes for people in its local communities.

During the year, Hannaford’s

team of registered dieticians reached thousands

of families through “Healthy Living”

classes at schools, hospitals and other

public venues, offering nutritional advice

and other health tips. Hannaford also

brought nutrition education to 100 elementary

schools through its sponsorship of the

Emmy Award-winning “FoodPlay” theatre

company, which promotes healthy eating

and exercise to children in schools, through

live shows that combine juggling, music

and audience participation;

› Food Lion introduced additional ways to

address the growing issue of childhood

obesity. In 2008, the company teamed up

with local YMCAs, hospitals and schools to

develop healthy-eating programs that targeted

children at risk of poor nutrition and

obesity;

› Alfa-Beta donated €25 000 at the University

Hospital of Patras for its research on Child

Obesity;

› Super Indo consistently builds relationships

with kindergarten students, inviting them

to Super Indo stores. It is essential for the

future generation to know about healthy

eating, through personal hygiene and

basic knowledge of healthy products and

nutrients, from vegetables and fish to vitamins

and proteins;

› Other health initiatives ranged from

Sweetbay’s sponsorship of the “Biggest

Loser” weight-loss program in conjunction

with the Lee Memorial Health System in

Florida, to Food Lion’s financial support for

various cycling events, including the “Tour

de Lion” bike ride.

Further Strengthening

our Group’s

Initiatives for a

Healthy Workplace

In 2009, each of our

companies will form a

strong “health and wellness

partnership” with a local

community organization in

order to improve associates’

health, adding at least

one new partnership in

subsequent years.

Another goal for 2009 and

beyond is for all our operating

companies to collaborate on

nutritional issues faced by

our customers and to develop

appropriate training programs

for our associates.

29

embracing diversity,

developing talent

Training doesn’t just sharpen employees’ skills and productivity, it also increases their satisfaction and desire to stay. The need to improve employee retention rates in the supermarket industry is especially important. Currently, the industry has one of the highest staff turnover rates,

adding to supermarkets’ costs and impacting consistency of execution.

To support the personal and professional development of our associates,

as well as to improve our productivity and cost base, we invest heavily in training our associates. In line with our industry’s needs and the Group’s strategic focus on high-quality, affordable and healthy food, we place a strong emphasis in our training on food safety and nutritional advice.

strategy

› Develop state-of-the-art tools and processes in recruitment, associate development,

talent management and succession planning;

› Reward excellence in training and leadership development;

› Provide challenging, meaningful and rewarding opportunities for personal and professional growth to associates, without regard to gender, race, sexual orientation,

age, or any legally protected status.

goals

› Conduct a Group-wide associate engagement survey in 2009;

› Share and benchmark our results of the Group-wide engagement survey against a fast-moving consumer-goods industry norm group and a top-leading companies’

norm group in 2009;

› Deploy our Delhaize Group leadership competency model to attract, develop and retain the best leaders in the industry;

› Ensure that all associates go through an annual, documented personal-performance review in 2009.

tools

› Training, including Group and operating company specific training, on-the-job training;

skills and personal development, as well as issue-specific training, such as “eco-driving”;

› Internal promotions and performance reviews;

› Engagement survey;

› Structures for good associate relations;

› Diversity programs and campaigns.

We pay particular attention to

encouraging diversity, supported

by appropriate engagement and

training programs. As communities become

more diverse, thanks to globalization, the

freer movement of labor and other demographic

factors, it is essential that our associates

mirror the increasingly diverse social

and cultural composition of our customer

base.

30 - Delhaize Group - Corporate Responsibility Report 2008

healthier people

26%

of our associates

in the U.S.

come from ethnic minorities. This

figure goes up to 33% at Food Lion.

Steps to Broaden Our Diversity

As an international company operating

on three continents, it’s essential that

our associates reflect the diversity of

the communities we serve, if we are to

continue to meet their needs and grow.

Independent observers think we’re

heading in the right direction.

As we mentioned in last year’s CR Report,

Delhaize Group won the “Champion

of Diversity” award in April 2008, from

Supermarket News in the U.S. More recently,

Food Lion has received the North Carolina

National Association for the Advancement

of Colored People (NAACP) “Humanitarian of

the Year Corporate Award” – the first corporation

ever to receive this award, as well as

the Arc Rowan’s “Employer of the Year Award”

in 2008, for the company’s employment of

people with disabilities. The company, which

is the biggest in the Group, also scored 95

out of 100 in the Human Rights Campaign

(HRC) “Corporate Equality Index”, which rates

businesses for their treatment of lesbian, gay,

bisexual and transgendered employees,

customers and investors.

In addition, Alfa-Beta continues to employ

more people with disabilities than most other

companies in Greece.

Although we believe we are an increasingly

diverse Group, we recognize that we

still have work to do. For example, we have

only one woman on the Group’s Board of

Directors and Delhaize Belgium has relatively

few female managers.

Various steps have been taken to address

these imbalances and to build on our progress

in other areas, including our creation of

Hispanic, African American and gay business

resource groups at Sweetbay and Food

Lion. At Delhaize Belgium, we established a

Diversity Charter in 2006 and have a yearly

action plan, supported by interactive, roleplaying

training courses involving more than

500 supermarket managers, managers and

logistic associates. A diversity poster supports

the campaign. In 2009, the company

will extend the training to more associates.

Moreover, Food Lion is developing a diversity

and inclusion strategy, while Alfa-Beta

has incorporated diversity questions in its

“climate survey” of associates in Greece, currently

underway, in order to identify ways to

protect against discrimination.

Delhaize zet zich in.

en u?

Delhaize zet zich in voor diversiteit

Other Diversity Indicators

2008

% of part-time associates * 54%

% of associates under

30 years old

44%

% of associates above

50 years old

18%

especially high within

Hannaford and Sweetbay

with 23% and 27%

% of female associates* 51%

* Data includes Super Indo 31

8 “Global Knowledge

Sharing” sessions

were held in 2008. These online

presentations and discussions

covered a broad spectrum of subjects

from general commercial issues to

Group-specific subjects.

A Holistic Group-wide Training

Framework

To cross-fertilize knowledge and skills

across the Group, we run a series of

training programs targeted at different

levels of associates.

› All our associates across the world can take

part in our “Global Knowledge Sharing” sessions.

During 2008, these online presentations

and discussions covered a broad

spectrum of subjects, from general commercial

issues, such as customer segmentation

and vendor collaboration, to Group

specific

subjects such as Guiding Stars.

Overall, eight sessions were held in 2008.

› To ensure our top 600 managers have a

common, high-quality skill base, we run a

“Skill of the Year” program for them, focusing

on a different skill each year and using

in-house specialists as tutors. The theme

in 2008 was “people development” and

involved eight separate sessions. In previous

years, we’ve covered issues such as

finance and executional excellence. One

of the objectives of this program, now in

its fourth year, is to develop a Group-wide

network of experts who can cascade their

knowledge and insights throughout our

operating units and headquarters.

› Our “Oracle” program provides advanced

training for more established managers.

More than 30 managers took part in these

courses during the year.

› We also run a 12-week “Leadership College”

for our leaders. The program asks the participants

to collectively address an issue

that is of strategic interest to the Executive

Committee and is supported by mentors

from the Committee. In 2008, participants

were asked to develop a workforce strategy

for the future. Different aspects of this strategy

are now being piloted in our operating

companies, including associate empowerment

(Delhaize Belgium), talent transition

planning (Hannaford), retail store redesign

(Food Lion), and personal career profiles

(Hannaford).

Professional Development

Tailored to Local Markets

Each of our operating companies

creates tailored training programs for

its associates, taking into account

the needs of both the associates and

the local markets.

During 2008, 46% of our associates received

an instructor-led training, averaging 17 hours

per trained associate.

Notable developments included:

› Buyers at Delhaize Belgium attended a

series of courses on nutrition, in order to

32 - Delhaize Group - Corporate Responsibility Report 2008

healthier people


MEGA IMAGE

46%
of our associates
received an instructor-led training in 2008.

sharpen their ability to purchase healthy products. There were also workshops on "Customer Friendliness" for more than 1 500 Belgian associates and ergonomic training for the 1 250 employees who regularly use computers;

- Hannaford's store managers trained retail associates in customer service expectations as part of the "Be the Difference-Customer Service" initiative, a cultural transformation program that includes rewards for associates who deliver outstanding levels of service. Food Lion runs a similar "Great Customer Experience" program;
- We train through a variety of face-to-face and online channels. In 2008, 72% of Food Lion's associates took part in e-learning courses;
- Super Indo launched a mentoring program to transfer knowledge and skills to its associates as well as to cultivate a new generation of leaders, while Mega Image trained cashiers and auditors in quality management, logistics, financial management and other skills;
- We also actively recruit and train young student interns. Super Indo contributes in education by giving training and internships to vocational school students in order to prepare them entering the working world. With this program, students also receive skills coaching and a final competency test in Super Indo stores. Food Lion's 10-week internship program was recently nominated a semi-finalist in the Food Marketing Institute's "Maximizing People Award";
- External recognition is also important. At Hannaford, Cheryl Rondenelli, the New York store manager was one of the three Grand Prize winners for the Food and Marketing Institute (FMI) "2008 Store Manager Awards".

More issue specific training programs are covered in other chapters of this Report, such as food safety training under Products and eco-driving training under Planet.

Boost for Local Education

Offering students flexible working hours and raising money for local schools are just some of the ways in which we support the education of local communities.

In Romania, Mega Image provides up to 200 part-time cashier jobs with flexible hours on the weekends so that students can combine jobs with college work. Many of our companies share their commercial knowledge and skills with educational institutions. Associates and top management from Super Indo build relationships with universities as guest lecturers and as business practioners, by giving talks and sharing knowledge.



33

63% of our associates

received performance reviews in 2008.

At Delhaize Belgium, the average length of

service of our associates is 14 years – a measure

of both their loyalty and, we believe, their job

satisfaction.

Veronique Vogeleer, Vice President Employment and

Organizational Development at Delhaize Belgium

Super Indo top management also organized

interactive discussions with around

200 students in auditorium classes at two of

Indonesia’s top universities. Issues covered

included retail knowledge, key success factors

and career development. Those classes

support Super Indo’s brand image and can

lead to recruitment. Alfa-Beta developed

and organized a retail management training

program in cooperation with the Athenian

Business University.

At Food Lion, associate volunteers spend an

hour a week for six weeks teaching children

about business, economics and other subjects

to prepare them for life in employment,

as part of the national “Junior Achievement

Program”. In addition, the company provided

more than $500 000 in grants to 184

schools through the Food Lion Charitable

Foundation and gave scholarships to the

Hispanic community, via the North Carolina

Society of Hispanic Professionals and the

Latin American Women’s Association.

We run numerous campaigns to raise funds

for schools. During 2008, Hannaford generated

a record $1.4 million for more than

2 700 schools through its Hannaford “Helps

Schools” campaign, with 188 top-performing

schools receiving an additional $1 000 each.

In addition, our Sweetbay “Support Schools”

program helped raise nearly $260 000 for

local schools last year.

34 - Delhaize Group - Corporate Responsibility Report 2008

healthier people



80%
of our management vacancies
were filled through internal appointments.

Encouraging Associates to Climb Higher

The success of our training and our associates' determination to learn and develop is reflected in the fact that on average 10% of our associates are promoted annually.

Moreover, in 2008, 80% of our management vacancies were filled through internal appointments.

In 2009, our goal is to enable all associates to take part in an annual performance review. 63% of our associates received reviews in 2008.

To attract, develop and retain the best leaders in the industry, we agreed to use a "Talent Management Review" process, as indicated in our 2007 CR Report. This process will be developed and deployed in 2009.

Major Survey to Probe Associates' Views

What are our associates real aspirations and concerns? And how can we help them unlock their full potential, as well as the Group's? To answer these and other questions, we've commissioned an independent Group-wide associate engagement survey, as promised in our 2007 CR Report.

Conducted by human resource specialists, Towers Perrin, in May 2009, the global survey questioned more than 5 000 associates about empowerment, job satisfaction, operating efficiency, remuneration, supervision and training, among a variety of other issues. The results of the survey, which will be benchmarked against leading companies in our sector and beyond, will be used to shape future associate development.

Several of our operating companies already conduct their own associate surveys. Alfa-Beta, for instance, conducted a "climate survey" of 57% of its associates in 2008.

Managing Labor Relations Constructively

Delhaize Group has a long history of working openly and constructively with its associates.

This tradition stretches back more than 100 years to our original roots in Europe, where we continue to work fruitfully with our associates through an honest and productive dialogue. We are committed to positive associate relations where associates are treated fairly and with dignity and respect. In line with the Group's decentralized strategy, we are committed to complying with local legislation and local customs in working with our associates.

Alfa-Beta organizes youth orientation days each year to present career opportunities within the company and attract new candidates.



35

helping the disadvantaged Regardless of efforts to keep communities as socially and economically vibrant as possible, the unfortunate reality is that there will always be groups of individuals who suffer difficulties and set-backs, often through no fault of their own. The victims of the current economic crisis are a case in point. Our position is to concentrate on community issues where we believe we can add value, while safeguarding our commercial success so that we can continue to create employment in local communities, which is vital for sustainable welfare. approach Seek to be integrated and actively involved in our local communities; Work to limit negative impacts on communities and neighborhoods through measured and thoughtful business decisions; Support community initiatives in areas such as education, healthcare, culture and hunger relief; Participate in emergency disaster-relief campaigns as a responsive, community partner. tools Cash donations, mainly to health-related organizations and events; Product donations, primarily to food banks; Delhaize Group Social Cohesion Fund; Volunteering. At an everyday level, we attempt to help the people in need by offering healthy food at affordable prices, including low-cost and private brand options. As a supermarket group with deep roots in local communities, we also support various community initiatives through charitable donations and fund-raising activities, with a strong emphasis on value and health. The importance we attach to helping the disadvantaged is reflected in the fact that we donate over 5 million in cash to community programs each year. 36 Delhaize Group - Corporate Responsibility Report 2008

healthier people



Examples of Mega Image's involvement in the community include support to schools' events and toy donations in hospitals.

$3 Million Raised for Children's' Hospitals

Sales of $1 paper balloons at Food Lion's stores helped the company raise more than $3 million for the Children's Miracle Network, a non-profit organization that supports and promotes an alliance of 170 children's hospitals across the U.S.

Each year the alliance of children's hospitals treats 17 million kids, including around 80% of all children with cancer, cystic fibrosis, sickle cell anemia and pediatric AIDS. Food Lion supports 30 of these hospitals in the 11 states in which it operates, ranging from the John Hopkins Children's Center in Maryland to the Levine Children's Hospital in North Carolina.

Since 1991, the company has raised and donated more than $30 million for the Children's Miracle Network. In 2008, Food Lion raised and contributed more than $3 million, including $100 000 to the Medical University of South Carolina Children's Hospital, to support its "Lean Team" child-hood obesity program.

A Healthier Approach to Charitable Donations

We raised and donated more than €45 million in cash and products to charitable causes in 2008, primarily focused on health-related organizations.

Noteworthy contributions included:

- Indonesia's National Immunization Program, which is run with the help of UNICEF, was given a $111 000 injection of cash from donations collected from customers at Super Indo's stores. The annual program inoculates 4.7 million babies aged 0-12 months against seven major preventable diseases, including hepatitis B, polio, BCG, diphtheria-tetanus-pertussis and measles;
- Alfa-Beta donated more than €100 000 to three health organizations, including the Greek Cancer Society - so that it could buy equipment to treat breast cancer - and two charities that focus on children with mental health problems;
- Food Lion's "Shop and Care" campaign raised more than $3 million for the Easter Seals, a non-profit provider of services for individuals with developmental, physical and mental disabilities, and other special needs.

$111 000
were raised

from Super Indo customers to support the Unicef program in Indonesia.


Cinta Anak Indonesia
IMUNISASI RUTIN 2009
UNTUK ANAK INDONESIA
Setiap 3 menit, 1 bayi di Indonesia meninggal dunia akibat penyakit yang dapat dicegah dengan imunisasi. Anda dapat ikut terlibat aktif mendukung Program Nasional Imunisasi Rutin 2009 bagi 4,7 juta bayi di seluruh Indonesia. Bantuan Anda senilai Rp 20.000,- dapat membantu UNICEF memastikan 3 bayi mendapatkan imunisasi rutin.
Sampaikan pada kasir Super Indo nilai yang ingin Anda sumbangkan dari pembulatan belanja Anda.
PEDULI
unicef

37

15 000 tonnes of food collected and donated by the Group in 2008. Food donated is always within its shelf life and meets our high safety standards. The campaign involved special Easter Seal promotional tags on the shops shelves and coupons as well as contests and other fund-raising activities voluntarily organized by the stores associates; Delhaize Belgium sponsored healthy breakfasts at schools, partly through its partnership with the Belgian Olympic Committee (BOIC), partly on its own initiative. An estimated 80 000 children benefit from this initiative on a yearly basis. The company also sponsored service dogs for the physically handicapped; We also encouraged our associates in Romania to exercise their statutory right to redirect up to 2% of their taxes to non-profit organizations. In addition, Mega Image collected and donated toys to a local hospital and helped to renovate another hospital. In 2008, the Group made corporate cash donations of 5 million to charitable causes and community projects, equivalent to 0.7% of its pre-tax profits. Food Tonnes Donations Top 15 000 The economic crisis has left millions of people struggling to afford a decent, nutritious meal. For decades our companies have helped the people in need by donating products and money to national food banks. In 2008, we stepped up our efforts. Overall, we donated and raised around 15 000 tonnes of food in 2008. As a rule, food donated is always within its shelf life and meets our high safety standards. Here are some of the major contributions from our operating companies: Food Lion doubled the length of its annual food collection drive in the fall. Until the end of 2008, the company had dedicated food collection areas and prepared special boxed grocery kits that customers could purchase and donate directly through the stores. To celebrate its 125th anniversary, Hannaford gave a total of $125 000 to five food banks. The company also ran its fifth annual Fund a Feast campaign in New York, where shoppers buy a $10 box of food that is donated to local families, and receive $50 of coupons in return. 38 - Delhaize Group-Corporate Responsibility Report 2008

healthier people 5 million Group cash donations to charitable causes and community projects. This campaign generated $556 390 of donations. Hannaford ran similar campaigns in the four other states in which it operates. In 2008, Hannaford provided approximately 50% of the food collected by the Good Shepherd Food Bank, a major food bank in Maine. Food is distributed to area shelters, soup kitchens and food pantries. Delhaize Belgium, which is the largest contributor to Belgiums food banks, offered 576 000 meals to food banks in 2008. Social Cohesion Fund Makes First Awards The Delhaize Group Social Cohesion Fund, which supports projects that bring together socially diverse neighborhoods and communities, made its first awards to 31 projects in Belgium. Established in March 2008 and managed by the Belgian King Baudouin Foundation, the Fund supported a broad range of projects, from a centre for handicapped children to meet with other children, to a film that will record how different social and cultural groups get together in a local neighborhood. As it was the Funds first year, it concentrated on the Groups original home market, Belgium, but other countries will be considered in the future. For details of the award-winning projects, which received more than 125 000 in total, visit www.kbs-frb.be. In 2008, Food Lion collected and donated nearly 10 000 tonnes of products, making the company be the biggest contributor to food banks biggest in the Group and one of the biggest in the U.S. Kyna Foster, Director of Community Affairs at Food Lion 39

planet healthier 40 - Delhaize Group - Corporate Responsibility Report 2008

Powering ahead with energy conservation Highlights Leading in the U.S.: Food Lion exceeded its Energy Star targets by 10%, extending its lead as the grocery company with largest number of Energy Star stores in the U.S; SEE MORE ON PAGE 43 Keeping cool inside: Installing doors on fridges in new Belgian stores reduces refrigeration energy use with 30%. SEE MORE ON PAGE 45 Reducing greenhouse gas emissions Highlights Carbon footprint evaluated: Electricity and refrigerants contributed respectively to 64% and 25% of the Groups carbon emissions; SEE MORE ON PAGE 47 Exploring renewables: Many of our companies are increasingly exploring renewable energy sources such as solar and wind power. SEE MORE ON PAGE 48 Wasting less, recycling more Highlights Plastic bags to a minimum: From Romania and Indonesia to the U.S., all our companies are focusing on convincing customers to abandon plastic bags by banishing the bags and offering environmentally friendly alternatives; SEE MORE ON PAGE 53 Recycling gathers pace: Alfa-Beta continues to lead the field in recycling cans, bottles and other items in Greece, while 40% of Hannafords stores now compost their food waste. SEE MORE ON PAGE 53 41 powering ahead with energy conservation The worlds growing demand for energy, which is forecasted to increase by more than 50% by 2025, is both economically and environmentally unsustainable using fossil fuels. This current dependence on fossil fuels makes energy conservation a top priority for many industries, not just to minimize the impact of rising energy prices but also to avoid further climate change. The commercial rationale for conserving energy in the supermarket industry is especially strong. On average, energy accounts for about 10% of a grocery stores operating costs, largely driven by temperature-control devices such as refrigerators. There are also legislative pressures to cut power consumption. However, constraints exist on the speed at which supermarkets can reduce their energy usage. strategy Become a leader in energy conservation; Continue to explore, develop and implement technologies and processes to reduce our energy use. goals Develop a long-term action plan for reducing energy use which include facilities, operations and transportation; Achieve Energy Star status at an additional 100 Food Lion stores by the end of 2009; Reduce our energy consumption in Belgium by 35% by 2020; Develop and build a Leadership in Energy and Environmental Design (LEED) certified stores in 2009 and minimize the carbon footprint of our new buildings. tools Energy efficient stores and distribution centers; More efficient lighting systems; Exchanges with the industry, such as the E.U.s Retailers Environmental Action Program (REAP). one of the practical limitations to cut power consumption is that consumers increasingly demand ready-made chilled products, which require energy-hungry refrigeration. Switching to more energy-efficient technologies also takes time and often demands significant investments, which is not always easy in the current economic climate. Despite these constraints, we have been a pioneer in energy conservation for more than 20 years, especially in the U.S., where our supermarkets account for more than half of all the countrys Energy Star grocery stores. However, we are not complacent, reflected in some ambitious new targets that we have set both the Group and individual companies. 42 - Delhaize Group - Corporate Responsibility Report 2008

healthier planet


Economie d'Energie
Diminution de CO

Award for an Ambitious Energy Strategy

Delhaize Belgium won the "Business Energy Award" for its energy conservation strategy and 2008 efforts. Installing doors on the front of fridges in its new stores is just one example of its ambitious plans. This initiative reduces by 30% the electricity consumption of refrigerators.

Food Lion Exceeds Energy Star Target

Food Lion achieved Energy Star status for an additional 111 of its stores in 2008, exceeding its 2007 target by more than 10% and extending its lead as one of the biggest energy savers in the U.S.

Energy Stars are awarded by the U.S. Environmental Protection Agency (EPA) to buildings that typically use 35% less energy and produce 35% fewer CO_2 emissions than the average building.

Nearly 800 of Food Lion's 1 319 stores – more than 60% – now have Energy Star status, making it the country's top Energy Star grocery chain, with more than half of all the Energy Stars awarded to supermarkets in the U.S. Initiatives to achieve this position have ranged from introducing demand-control systems to cut electricity consumption during off-peak periods, to scores of ostensibly small steps, such as replacing traditional lighting with low-energy alternatives and redirecting waste heat from refrigerators to areas of the stores where heat is required.

Based on EPA calculations, each of Food Lion's Energy Star stores saves as much as 86 000 kWh of electricity per year – enough to power nine American homes for a year. The energy savings at each store also prevent more than 190 000 pounds of CO_2 from entering the atmosphere, equivalent to removing 19 cars from the road or planting nearly 26 acres of trees.

"Since 2000, we've trimmed the total company energy usage by more than 27%, despite a significant net increase in the number of stores operated by Food Lion," says Gina Rye, Food Lion's Energy Manager.

In recognition of the company's long track record of success in saving energy, Food Lion won its eighth consecutive "Energy Star Sustained Excellence Award", a record for a supermarket chain.

By the end of 2009, the company plans to achieve Energy Star status for an additional 100 stores.

more than 60% of Food Lion stores now have Energy Star status.


the world?
adds up.
bump it closed.
a bright idea.
Energy Hog!

43

In 2010 Alfa-Beta will inaugurate its first green store, testing renewable energy sources and sustainable construction material. Ground-breaking Takes Shape Green Store Hannaford started building what we think will be the worlds first Platinum LEED (Leadership in Energy and Environmental Design) certified supermarket and weve already had a positive impact on the environment by recycling 95% of the waste from the site. Built on the site of a former school in Augusta, Maine, the new state-of-the-art store will use up to 58% less energy than the average newly constructed supermarket in the U.S. thanks to a green roof, geothermal heating and other features. Andy Mayo, Hannaford’s Vice President of Engineering, says that the new store, which is planned to open in July 2009, will act as a research laboratory for the Group, to test innovations that lower energy and water consumption as well as waste. Already, the learning’s from the construction of the store, including the best ways to recycle waste and use non-volatile-organic-compound (non-VOC) paints and sealants, are being applied at other Hannaford construction projects. Food Lions new office building in Salisbury, North Carolina, also achieved LEED certification under the U.S. Green Building Councils rating system. Planned to be built in Drossia (Northern Athens) at the beginning of 2010, the first Alfa-Beta green store is meant to become the flagship of Alfa-Beta as it will be the first to test different forms of renewable energies as well as greener construction materials. The results from this innovative green store will be used in following constructions. Delhaize Towards 35% Belgium Energy Moves Reduction New state-of-the-art stores and other developments have helped Delhaize Belgium move closer towards its goal of reducing its energy consumption by 35%, by 2020, relative to 2005. Energy During 2008, the company Star cut its electricity usage of by 3.5%, all and is the aiming for a further 4% reduction by the end of 2009, through in the the introduction of a wide range of initiatives across the stores it operates. Food Lion is the grocery chain with more Energy Stars awarded to U.S. Gina Rye, Energy Manager at Food Lion 44 - Delhaize Group - Corporate Responsibility Report 2008

healthier planet

The construction of new stores and renovation of existing outlets is playing a pivotal role in the company's energy-saving strategy, which is underpinned by a €38 million investment program until 2020. At its two new company-operated supermarkets in Belgium and Luxembourg, for example, the company has slashed the electricity consumption of the refrigerators by 30%, by installing doors on the front of all the fridges – the first supermarket chain in Belgium to do this. Fridge doors are also being added at other of our operating companies, including Alfa-Beta, Hannaford and Mega Image.

Moreover, in Delhaize Belgium's new stores, the heat from the refrigeration system is captured and re-circulated to warm the building. Other energy-conservation techniques range from an advanced heating, ventilation and air conditioning (HVAC) system, to more efficient lighting systems as described below. All this leads to a 40% reduction in energy, compared to a traditional supermarket. Electricity consumption at the new distribution center will also be reduced, thanks to a novel refrigeration system based on a CO_2 installation. This system will save 950 MWh per year.

Lightening the Load

Even the smallest steps can have a significant impact on energy usage, as Food Lion discovered when it started replacing the fluorescent lights in its frozen cases with light-emitting diode (LED) alternatives in 2008.

Early experience has shown that LED lights are up to 70% more efficient. Delhaize Belgium plans to equip all its new stores' refrigerated corners with LED lighting and started testing this lighting in its bakery departments.

Our operating companies are also exploring other energy-efficient types of lighting. In Greece, Alfa-Beta has installed a system that automatically varies the lighting within its stores according to the amount of natural light outside. Delhaize Belgium's stores are making better use of daylight as well, and adapting their lighting to opening hours. Furthermore, Alfa-Beta and Delhaize Belgium have agreed to stop selling power-hungry incandescent light bulbs by the end of 2010 – one year ahead of E.U. legislation – and to replace them with low-energy alternatives.



Delhaize Group Joins REAP

We've joined the European Commission's "Retailers' Environmental Action Program" (REAP), a forum for retailers to share ideas for reducing stores' environmental impacts.

Delhaize Group's CEO, Pierre-Olivier Beckers, gave the keynote speech at the launch of REAP in March 2009. "The environmental challenges in front of us are broad and complex, so it is absolutely critical that we do not work in isolation", he said. "We need to tap into the widest possible seam of constructive, technically skilled and creative minds to make this Retail Forum a meaningful place of dialogue, to share best practices and to identify opportunities for progress."

Group energy consumption by facility type


Stores - 92%
Distribution centers - 7.0%
Offices - 1.0%

Group energy consumption by source


Electricity - 80%
Natural gas - 9.0%
Propane - 2.0%
Light fuel - 9.0%

ENERGY CONSUMPTION INDICATORS*

	2008
Total energy consumption	4008 GWh
Total energy consumption/m² (per m² sales area)	856 kWh/ m²
Store energy consumption/m² (per m² sales area)	787 kWh/ m²

* Data includes Super Indo

45

reducing **greenhouse** gas emissions



Climate change is one of the most serious threats facing the world right now. Corporations have an important role given their ability to effect significant changes. There are also increasingly powerful economic reasons for businesses to cut emissions, including the introduction of carbon taxes and credit-trading systems, as well as new legislation.

Reducing emissions is particularly challenging for the food retail industry given consumers' demands. The need to deliver products locally has transport implications, while the strong trend towards fresh and convenient chilled foods requires greater refrigerant and energy usage. Consumers' desire for longer store opening hours also leads to greater electricity consumption. Nevertheless, we are making advances, helped by our knowledge of the Group's carbon footprint.

strategy

- Become a leader in minimizing harmful emissions such as greenhouse gases and ozone depleting substances;
- Continue to explore, develop and implement technologies and processes to minimize our emissions into the environment.

goals

- Work with a recognized industry organization to measure and report the 2008 combined greenhouse gas ("carbon") footprint for the Group. Utilize the learnings from the carbon footprint assessment in 2009 to develop a strategic plan with appropriate goals for each operating company to further reduce our carbon footprint;
- Continually reduce refrigerant emissions through the use of advanced refrigeration systems and improved maintenance practices: target zero emissions by 2020;
- Switch from ozone-depleting chlorofluorocarbons (CFCs) and hydrochlorofluorocarbons (HCFCs) to ozone-friendly hydrofluorocarbons (HFCs);
- Reduce the environmental impact of our IT systems.

tools

- Carbon footprinting assessment;
- Increased use of renewable energy;
- Energy-efficient distribution of products.

We measured the Group's total carbon footprint and mapped our emissions, helping us to prioritize our actions for decreasing our climate change impact. Our current view is to use our corporate carbon footprint as the tool for reducing impacts and reporting progress.

In addition to our efforts in conserving energy, we have been cutting our emissions by utilizing renewable energy, even if renewable energy has certain imperfections as a CO_2 reducing method.

46 - Delhaize Group - Corporate Responsibility Report 2008

healthier planet


Les courses chez Delhaize sont de plus en plus vertes.
Delhaize a opté pour notre énergie verte.
Electrabel
GDF SUEZ

Sizing up the Group's Carbon Footprint

The first independent calculation of the Group's carbon footprint, honoring the commitment we made in our 2007 CR Report, has revealed that most of our CO_2 emissions come from purchased electricity in our stores.

Environmental Resources Management (ERM), an acknowledged leader in carbon footprinting, measured our Group total CO_2e emissions (i.e. carbon dioxide and equivalent Greenhouse Gas (GHG) emissions) for the year 2008, including our stores, distribution centers and direct freight distribution, our local and Group support offices as well as executives' business travel. Production of goods and related suppliers' freight, consumption of goods, waste recycling and disposal, associates commuting and other business travels were not included in our 2008 carbon footprint boundary.

ERM's methodology followed the guidelines of the World Business Council for Sustainable Development (WBCSD) Greenhouse Gas Protocol.

This exercise provides us with a tool to identify, plan and act on our main carbon emissions impact by source and by facility type. In 2008, our stores alone accounted for 86% of our CO_2 emissions. Electricity and refrigerants contributed respectively to 64% and 25% of the Group's emissions.

It also sets a benchmark for measuring our year-on-year progress. The Group's CO_2 emissions per square meter sales area were equal to 0.59 tonnes CO_2/m^2. Similar international retailers range between 0.21 and 0.64 tonnes CO_2/m^2. Although this benchmark supports our footprint calculation accuracy, direct cross-industry comparison is not always relevant due to differences in scope, boundaries and/or a limited transparency on the calculations. Our carbon footprint is, above all, an internal measure to define opportunities for improvement and report our performance.

We will be using the insights from this study to develop a comprehensive strategy to reduce CO_2 emissions across the Group.

Group CO_2 emissions by facility type


Stores - 85.9%
Distribution centers - 5.6%
Offices - 0.5%
Transportation - 8.0%

Group CO_2 emissions by source


Electricity - 63.6%
Natural gas - 2.6%
Propane - 0.6%
Light fuel - 0.2%
Refrigerants - 25.0%
Transportation - 8.0%

CARBON EMISSIONS INDICATORS*

	2008
Total CO_2 emissions	2 737 905 tonnes CO_2
Total CO_2 emissions/m^2 (per m^2 sales area)	0.59 tonnes CO_2/m^2

*Data includes Super Indo

47

ECOTRANSPORT
MINDER VERKEER
ECO
TRANSPORT

Since 2007, Delhaize Belgium has purchased all its electricity from a renewable energy supplier, making it Belgium's largest consumer of green energy and the ninth largest in Europe.



Renewable Energy Breezes Ahead

Hannaford will soon be using wind power at its distribution centre in Schodack, New York, after a trial confirmed that the wind at the site was sufficiently strong and frequent enough to justify building a wind turbine.

The wind turbine, which is currently being designed and expected to be operational by 2011, could reduce the distribution centre's energy bill by 10%, as well as lower its carbon footprint.

Although wind power is new territory for the Group, many of our supermarkets have been using other types of renewable energy for several years, notably solar power. Hannaford already has solar panels on four of its stores, generating 200 000 kWh of electricity power per year. In 2008, Alfa-Beta installed photovoltaic panels at two of its supermarkets.

In addition, Delhaize Belgium is increasingly generating its own electricity via solar power. At its new fresh food distribution center, for instance, the company has installed 3 140 m² of solar panels on the building's roof, capable of generating more than 370 MWh of electricity per year, with expected annual savings of €30 000. Delhaize Belgium is also using photovoltaic cells in some of its shops' windows to harness the sun's energy.

Increased use of solar power is not Delhaize Belgium's only renewable energy achievement. Since 2007, the company has received all its electricity from a renewable energy supplier, making it Belgium's largest consumer of green energy and the ninth largest in Europe.

Smart Solutions Cut Fuel Consumption

Our trucks are not just delivering high-quality fresh products, they're also delivering impressive improvements in fuel efficiency thanks to technical improvements, training and financial incentives for our drivers.

Major steps forward in 2008:

› We launched an initiative, the "Master Network Program", to consolidate supplier deliveries and store logistics for our U.S. companies at more strategically located shared distribution centres. This initiative endeavours to review and realign our entire supply chain and related systems, from manufacture of products to point of sale, for maximum efficiency and simplification. At the point of full implementation and optimization, this initiative will not only reduce freight transit distances by over 5 million miles annually and our carbon impact by over 10 tons, it will also result in standardized and streamlined IT, leading to major cost savings.

48 - Delhaize Group - Corporate Responsibility Report 2008

healthier planet of 67% the trucks we use are owned by our companies. Since Hannaford joined the U.S. Environmental Protection Agency’s SmartWay fuel efficiency program in 2005, the company has reduced its fuel consumption by 115 000 gallons of diesel annually through a variety of measures, from setting its trucks cruise controls to 64 miles per hour and shutting down their engines after five minutes of idling, to introducing double trailers; During 2008, Hannaford further enhanced its fuel efficiencies by replacing older trailers with newer, greener alternatives. These changes will improve fuel economies by as much as 4% on average. More environmentally friendly engines have also increased fuel mileage by as much as 1 mile per gallon. In addition, Hannaford offers its drivers financial incentives to save fuel. In 2008, drivers reduced their average highway speed by 2 miles per hour, to 63 miles per hour and reduced engine idle time, resulting in a fuel economy of 7%. The change in behavior earned Hannaford drivers a bonus of 1% of their annual salary. Delhaize Belgium has been equally creative, including eco-driving training its freight team in more fuel-efficient driving. The courses have not only reduced fuel consumption by around 5% but also lowered the drivers stress levels. By reorganizing the delivery routes for its fresh foods, the company has also managed to increase the average load of its vehicles from 70% Driving at 5km/hour below the speed limit enables us to save 3 liters of fuel per 100 km Truck driver at Delhaize Belgium 49

Conflict of Interest

We recognize that our move to ozone-friendly-only refrigerants can conflict with our commitment to reduce our CO_2 emissions and global carbon footprint. Although HFCs are more ozone-friendly than HCFCs, they can also be more carbon intensive. If we were to switch all our refrigerants to 100% HFCs - we could potentially end up with a higher carbon emission footprint. We need to closely examine our plans so we can balance ozone and carbon friendly refrigerants.



to 90%, saving nearly 2 million kilometers of traveling each year, equal to 40 trucks a day and a cost reduction of €2 million a year. The introduction of two giant split-level trailers at the beginning of 2009, capable of carrying more goods and at different temperatures, should enable to lower the fuel use by transported case even further.

› Alfa-Beta expanded its fleet with six new trucks that meet Euro IV emissions standards.

Cool Ideas to Reduce Ozone-Depleting Emissions

Our goal is to eliminate ozone-depleting substances from all our refrigerators by 2020. In the U.S., we have already halved these substances at several of our stores by installing state-of-the-art systems, but we still have some distance to go across all of our operating companies.

By the end of 2008, all our operating companies had eliminated the use of ozone-depleting chlorofluorocarbons (CFCs) in their stores. Our operating companies also continue to replace ozone-depleting hydrochlorofluorocarbons (HCFCs) by ozone-friendly refrigerants like fluorocabon alternatives (HFCs) or other alternative systems. Alfa-Beta and Delhaize Belgium led the way with respectively 78% and 74% of their stores using HFCs or other ozone-friendly refrigerants. At the end of 2008, around 46% of the Group's stores were using ozone-friendly refrigerants.

Food Lion became the first supermarket chain in the U.S. to open a store that incorporates two ozone-friendly refrigeration systems simultaneously, reducing the amount of refrigerants needed to keep products cool or frozen by 60%. Both systems are based on secondary-coolant technology: one of them uses water and glycol in a medium-temperature unit, while the other employs CO_2 for low-temperature cooling. They were created with refrigeration partner Hill Phoenix, who is working with Food Lion to identify smarter ways to refrigerate food products, using technologies that are gentler on the environment.

Further north, Hannaford has installed an advanced refrigeration system at one of its new stores that has cut both emissions and energy consumption by 50% - the first complete system that Hannaford designed and built under the EPA's "GreenChill Advanced Refrigeration Partnership".

FUEL CONSUMPTION INDICATORS*

	2008
Distance traveled by owned and third party trucks	176 million km
Distance traveled by owned trucks	116 million km
Fuel consumed per 100 km by our owned trucks	40 liters/ 100 km

*Data excludes Mega Image and Super Indo

50 - Delhaize Group - Corporate Responsibility Report 2008

healthier planet

1 million kWh of electricity

saved each year thanks to the elimination of 128 IT servers at Food Lion.

Established in November 2007, GreenChill is an alliance of supermarkets and other stakeholders that promotes technologies, strategies and best practices that reduce the emission of ozone-depleting substances and greenhouse gases from refrigerators. Hannaford and Food Lion were two of the 10 founding members of the partnership. In 2008, Sweetbay joined GreenChill as well, underlining the Group's determination to establish more environmentally friendly refrigeration systems.

In Europe, Delhaize Belgium is continuing to explore the advantages of different refrigerants, including ammoniac and glycol. As of the end of 2008, the refrigerant systems of more than 20 stores and two distribution centers were using alternative ozone-friendly systems. At its new distribution center, the industrial refrigeration system based on CO_2, will not only reduce energy consumption but will also cut non-ozone-friendly refrigerants emissions.

Green IT Strategy Rolled Out

IT has a major yet little known impact on the environment, accounting for roughly 2% of the world's emissions, about the same as cars. In 2007, we established a Group-wide green IT strategy and, in 2008, began implementing it.

We focus on four main areas:

- **Server virtualization:** This involves consolidating physical servers into a single host server. During the year, Food Lion eliminated 128 physical servers and created 320 virtual servers, enabling the company to save more than 1 million kWh of electricity each year and over $1 million in hardware and energy costs;
- **Data centre temperatures:** Recent research has indicated that significant power savings can be made by allowing the temperatures of data centers to increase by a few degrees. Hannaford is exploring efficient ways to achieve this, using hot and cold isles;
- **Client virtualization:** Our green IT champions at our operating companies are currently piloting this technique, which involves shifting computing power from desktops to a data centre. Studies have shown that this can cut power consumption by more than 25%;
- **Equipment disposal:** All our operating companies' IT departments only deal with computer recycling companies that have been certified as adhering to safe practices. Hannaford donates usable computer equipment to schools and non-profit organizations while Food Lion is investigating the possibility of donating old PCs to a local youth program that trains at-risk kids how to dismantle and recycle computers in a safe and environmentally responsible manner.

While part of our Group carbon footprint calculation, we plan to separately measure the carbon footprint of IT in 2009. We expect to identify opportunities for using more energy-efficient IT devices as part of our objective of a greener IT system at our Group.


Mega Image – Prețuri care țin cu tine!



51

wasting less, recycling more Reducing operational waste and product packaging is in the supermarket industry’s financial interest. Packaging alone accounts for 8% of a products costs, on average and that excludes the cost of disposing of suppliers bulk packaging. There are also, of course, important environmental considerations. Supermarkets can do a lot to reduce waste directly, for example by switching from cardboard boxes for distribution, to reusable alternatives. They can also partly impact consumers attitudes to packaging, recycling and other waste-related issues through better facilities, more biodegradable alternatives and education. approach Seek to minimize the creation of waste; Work with our suppliers to minimize the impact of waste throughout the lifecycle of the products; Maximize recycling of waste generated by our business and facilitate recycling by customers and local communities. tools Campaigns to encourage customers to recycle; Environmentally friendly carrier bags; More sustainable customer and distributor packaging; Greener products. We are aware that quality, food safety and legal product information like ingredients demand a minimum of product packaging. Also, biodegradable packaging still requires proper recycling and disposal methods, and the need to have appropriate infrastructure to compost biodegradable materials. We have several pockets of excellence in the waste reduction and recycling, for instance at Hannaford, where 40% of our stores now compost food waste, and Alfa-Beta, which pioneered private recycling of tins, bottles and other items in Greece. We will share their insights within the Group and learn best practice from our industry. 52 Delhaize Group - Corporate Responsibility Report 2008

healthier planet


CLYNK

51%
of our Group waste
was recycled in 2008.

Recycling Initiatives Accelerate

Since we created Europe's first independent recycling facility in Greece in 2003, we've been working on recycling throughout our major markets, including Europe and the U.S. From the 432 000 tonnes of waste our operations generated, we recycled 51% in 2008.

Highlights of our 2008 achievements:

- Hannaford nearly doubled its number of "Clynk Drop N' Go" recycling facilities to 20. With this novel system, customers swipe a special Clynk card at a recycling point, drop off their bag of cans or bottles, and their card is credited with money that they can either use in the stores or donate to charity;
- Nearly all of Hannaford's stores in Massachusetts now compost food waste, and recycle other commodities, earning Hannaford chain-wide certification from the Massachusetts Department of Environmental Protection and exempting it from time-consuming inspections of its disposal facilities. About 40% of Hannaford total stores recycle their food waste by composting or donation for livestock feed;
- In 2008, Alfa-Beta not only created six new recycling facilities in Greece, bringing its total up to 34, but it also won the country's first "Green Retail Award" for its "Cultural Heritage" recycling advertising campaign. The one-month campaign led to a 19% increase in recycling throughout the country and helped raise more than €35 000 for equipment at children's hospitals in Greece. The company also sponsored the Athens Recycling Festival, attracting nearly 1 million people to four recycling centers (one of which owned by Alfa-Beta) and leading to more than 40 000 kilos of glass, plastic, aluminum and tin being deposited at its recycling bins;
- Delhaize Belgium, Mega Image and the Group's headquarters switched to recycled paper at their central offices. Mega Image also uses recycled paper for its stores and distribution centers. Additionally, Mega Image now donates all used paper from its central office to Paper Tree, a non-profit organization that uses the money raised from recycling the paper, to plant trees.

Bringing Plastic Bags to a Minimum

All our companies have thrown their weight behind the Group's drive to reduce the use of plastic bags, including Super Indo, which in 2008 became the first company in Indonesia to promote alternatives, notably cardboard boxes and reusable bags.

Super Indo is Indonesia's first supermarket chain that took initiatives to take part in the environment protection by launching an eco campaign "Save our Environment" in the last quarter of 2008. Super Indo encourages customers to choose used boxes and


MEGA IMAGE
Uniți putem salva natura!



53

-90 tonnes

plastic waste per year in Belgium with the new Fruitnet recyclable packaging.



reusable bags instead of plastic bags. This initiative is in line with the Indonesian Ministry of Environment "3 R program": Reduce, Reuse, Recycle. To attract and encourage customers, Super Indo gives incentives to people who do not use plastic bags. The first figures indicate that, so far, the number of shopping bags used, on a year-to-year base, decreased by 16.2 % (data from the same store over a three month period).

Alfa-Beta was also one of the first supermarket companies in Greece to switch from plastic to photodegradable bags, while Mega Image introduced reusable bags and financial incentives for customers to use them.

In the U.S., where an average family of four uses roughly 1 000 plastic bags a year, Food Lion started selling reusable bags at all of its stores on Earth Day, April 22, 2008. "Apart from the environmental benefits, we'll be able to pass on the savings from buying fewer plastic bags to our customers", says Brian Stokes, Project Manager at Food Lion.

At Hannaford, which has run an eco-friendly bag program since 1990, the company increased its sales of reusable bags by 7% in 2008, including new bags made from recycled materials, saving an estimated 56 million plastic bags in 2008.

Delhaize Belgium, which was the first supermarket in Belgium to offer reusable bags as far back as 1994, stopped distributing free non-reusable plastic bags in 2007. As a result, the use of non-reusable bags dropped by 88% between 2007 and 2008. Customers can now buy either a variety of reusable green sacks, including a fair-trade bag, or purchase a disposable, biodegradable bag made from potato- and maize-flour derivatives.

During 2008, the Group's companies dispensed 2.5 billion non-reusable plastic bags, equivalent to an average of 2.8 bags for every customer transaction, compared to 2.9 last year. Although there was only a slight decrease in the number of non-reusable bags per transaction at a Group level, Delhaize Belgium moved from 2.4 non-reusable bags per transaction in 2007 to 0.1 in 2008.

« The "Green Retail Award" we received was a great honor as we were the first retailer in Greece to be awarded this price. This shows that we are on the right track and encourages us to further work on our Corporate Responsibility programs and our green strategy. »

Vassilis Stavrou, Director Human Resources at Alfa-Beta

54 - Delhaize Group - Corporate Responsibility Report 2008

healthier planet We are aware that we can make further headway in this field but we are also conscious of broader practical constraints. For example, photodegradable and biodegradable bags require specific waste collection and treatment. To increase the usage of such bags, public waste collection systems will probably have to be altered. Packaging Advances in Greener Hannaford underlined its green credentials by switching the display packaging for its private brand organic and natural packaged produce from styrofoam to compostable and recyclable fiber trays. Made from sugar cane and other natural ingredients, the trays decompose in just 90 days compared to roughly 1 000 years for plastic. Hannaford, in collaboration with Food Lion, investigated its private brand water packaging and reduced the amount of resin required to produce the bottles by 30%. The benefits of us reducing the resin in our water bottles are: an environmentally friendly bottle that consumers recognize, a reduced production cost per bottle, a more efficient recycling and a reduction of our carbon footprint. Delhaize Belgium, in turn, launched recyclable packaging for its range of Fruitnet apples and pears, instead of polystyrene, cutting its plastic waste by 90 tonnes per year. The use of water-based ink on the packaging reduces its environmental impact even further. The fresh potted organic herbs got a more environmental friendly packaging too. The perforated PLA plastic has the nice side-effect of preserving the herbs freshness better. We also keep an eye on our logistics to lower our environmental impact by extending the broad range of goods delivered in Euro Pool System (EPS) at Delhaize Belgium. Now bulky potatoes are no longer delivered in cardboard boxes to the stores but in reusable plastic crates. New Eco-Cleaning Products in Belgium Food accounts for more than 90% of the Groups sales but we also offer a variety of other products, including a new range of eco-friendly cleaning and household products, launched in 2008 in Belgium. Most of our new Eco-branded products are labeled and certified with the European Ecolabel ensuring that they comply with various environmentally friendly standards, including reduced packaging, limited impact on the environment and absence of toxic materials. 55

56 Delhaize Group Corporate Responsibility Report 2008

appendices 58 CR GOVERNANCE 60 ETHICS AND COMPLIANCE 61 INDEPENDENT REVIEW STATEMENT 62 DATA AND DEFINITIONS 64 GRI CROSS-REFERENCE TABLE 66 GLOSSARY 68 OUR DATA SUMMARY FLAP OUR COMMITMENTS SUMMARY 57

CR governance

At Delhaize Group, we believe Corporate Responsibility (CR) is everybody's responsibility and not just an add-on function operating outside the day-to-day management of the Group. Ultimately, the CR strategy is defined by the Executive Management under guidance of the Group's Board of Directors. Over the past few years, we have developed a CR team that works to communicate and report our efforts, coordinating CR strategy at Group-level while making sure CR considerations are integrated locally throughout our business around the world.

CR Steering Committee



From left to right, starting from the top

Teross Young	Food Lion	Vice President Government Relations
Mark Doiron	Hannaford	Senior Vice President of Merchandising & Distribution
Baudouin van der Straten Waillet	Delhaize Group	Vice President Public Affairs & Chief Assistant to the CEO
John Kyritsis[1]	Super Indo	President Super Indo
Guy Elewaut	Delhaize Group	Senior Vice President Strategy & External Communications
Denis Knoops	Delhaize Belgium	Senior Vice President Business & Concept Development & New Business Opportunities
Catherine Alexandre	Delhaize Group	Vice President Internal Communications
Art Aleshire	Hannaford	Senior Vice President Corporate Development
Vassilis Stavrou	Alfa-Beta	Director Human Resources
Robert Canipe[2]	Food Lion	Senior Vice President Corporate Development & Corporate Responsibility
Ileana Stanciulescu[2]	Mega Image	Human Resources & Legal Director
Melanie Wibowo Dharmosetio[2]	Super Indo	Vice President for Corporate, Organization Development & Human Resources

1. CR Steering Committee member until September 2008
2. CR Steering Committee members not featured

This section describes our CR team and structures. For information on the Group's Corporate Governance, please refer to our Annual Report, p44.

CR Team and Structures

An Executive Committee Responsibility

Michael Waller, Executive Vice President General Counsel and General Secretary Delhaize Group represents CR at the Executive Committee and oversees the Group-level CR team.

A Group-level CR Steering Committee

The Group-level CR team is supported by a CR Steering Committee, composed of at least one senior representative from each operating company. The CR Steering Committee acts as Delhaize Group's Executive Committee's advisory board on CR matters. It also provides support and is accountable for the local implementation of Group-level CR guidelines. The operating companies have the flexibility to complement Group CR strategic guidelines. CR Steering Committee members keep the Executive Committee and the CR team informed on local CR development.

58 - Delhaize Group - Corporate Responsibility Report 2008

A Group-level CR Team

Baudouin van der Straten Waillet, Vice President Public Affairs and Chief Assistant to the CEO has the daily lead on CR strategic work. Guy Elewaut, Senior Vice President Strategy and External Communication is in charge of communication, including the CR Report.

Roeline Ham and Megan Hellstedt are both Group CR Managers, respectively for the European (and Indonesia); and the U.S. operating companies. Both of them manage CR at operational level and coordinate CR strategy implementation, reporting and communication.

This Group CR work is supported by dedicated CR team members, also referred to as our CR Key Contacts when talking about our operating companies.

The implementation of the Group strategy is carried out by Synergy Teams made of issue experts from our operating companies. A synergy team is active on each of our focus areas. As our health and wellness strategy covers both our associates and our customers, two synergy teams work on that specific area:

- Food safety;
- Health and wellness of our associates;
- Health and wellness of our products and customers;
- Associate development;
- Energy conservation;
- Responsible sourcing.

Operating Companies' CR Structures

Each operating company contributes to the development and ensures the execution of the CR Group strategy and reporting, while keeping the flexibility to respond to their local operating environment through the development of additional CR strategies and customized communications, as they see fit. Each operating company defines its specific CR structure made of CR dedicated people and issue experts from the different departments.



Group CR members

From left to right - **Roeline Ham, Delhaize Group - Megan Hellstedt, Hannaford and Delhaize Group - Stéphanie Friebel, Delhaize Group.**



CR Key Contacts

From left to right - **Scott Hollar, Food Lion - George Parmenter, Hannaford - Alexia Machera, Alfa-Beta - Raluca Pavel, Mega Image - Katrien Verbeke, Delhaize Belgium - Gibthi Ihda Suryani, Super Indo.**

59

ethics and compliance Operating as a good corporate citizen requires that we conduct ourselves ethically and within the law in all the places that we do business. Despite a strong legacy of following the law and maintaining a culture that encourages ethical behavior, we recognize that sustaining the level of integrity that has defined our organization requires constant vigilance and effort. At Delhaize Group, we describe the purpose of our Compliance and Ethics program as encouraging and enabling all of our associates to conduct our business the right way, every day. Our Compliance and Ethics program is built on two fundamental principles. First, ethical behavior is not optional at Delhaize Group. Second, ethical behavior is the standard for every associate within our organization, regardless of their function, geographical location, operating company, or job responsibilities. At Delhaize Group, we describe the purpose of our Compliance and Ethics program as encouraging and enabling all of our associates to conduct our business the right way, every day. The Delhaize Group Office of Compliance and Ethics has been established to more firmly integrate the compliance function into our management structure. We have appointed a Director of Compliance and Ethics at Group level as well as identified individuals responsible for compliance at each of our operating companies. We are also in the process of formulating the Delhaize Group Compliance and Ethics Charter that will define the structures and responsibilities of the Office of Compliance and Ethics and provide a clear mandate issued by the Delhaize Group Executive Committee and CEO. The cornerstone of our Compliance and Ethics program is the Delhaize Group Code of Business Conduct and Ethics (to be found on our website, www.delhaizegroup.com). This document provides a statement of our position on various ethical and compliance issues that impact our business. Additionally, each operating company has adopted and implemented internal controls that help protect our corporate and individual integrity. Rather than creating a Compliance and Ethics program that is viewed as an impediment to our business objectives, we are committed to maintaining a vibrant and dynamic program that will stengthen our corporate culture through relevant and sustained efforts. We will constantly measure the effectiveness of our Compliance and Ethics program through the use of surveys designed to visibly demonstrate changes in our associates awareness and attitudes relating to compliance and ethics, as well as through the tracking and reporting of objective data that will help us measure our progress. 60 - Delhaize Group - Corporate Responsibility Report 2008

independent review statement BSR Delhaize Group has invited Business for Social Responsibility (BSR) to conduct an independent review of the Company’s annual Corporate Responsibility Report. In addition to highlighting the strengths and areas for improvement we see in the 2008 Report, we reflect on how future reports can address a dynamic set of issues and expectations for Delhaize Group and the industry. It should be noted that our review neither verifies nor expresses an opinion on the accuracy, materiality, or completeness of information provided in the Report. Significant strengths and achievements include: Clearly organized and easy to navigate The Report is well organized and easily navigable. The use of appendices is effective with much common data and topics as well as summary information contained here. Very balanced tone The Report strikes a balanced tone with appropriate humility as well as acknowledgement of dilemmas and challenges. Achievements are contextualized and not glamorized. Coverage of material performance areas The key areas of impact for the business are covered well, in some cases beyond what is needed. Delhaize Group has achieved notable performance in the area of health and nutrition with a systemic approach, clear goals and solid outcomes. This section of the Report is also notable for its links to online media and focus on consumers. Solid continuous improvement The Report marks improvement from the first Report especially in the areas of strategy, metrics and completeness. This is a key expectation in reporting and this Report succeeds in this regard. In future Reports, we encourage Delhaize Group to strive to: Evolve reporting approach and media Corporate Responsibility reporting is increasingly viewed as one aspect of a broad approach to stakeholder communications. Many leading companies are using a combination of print, online, social networking and other interactive media to communicate their commitments, procedures and performance. A robust web presence will allow Delhaize to contain much of their basic reporting information and updates, leveraging print media for strategy, goals and innovations. Provide clear and summarized data The Report relies predominantly on storytelling to convey information (except in the appendix where information is clearly organized and summarized for the reader). Stakeholders may more easily draw conclusions with information summarized in tables and graphics. While report metrics have progressed, there remains an opportunity to expand data collection and presentation. Goals and performance data should be displayed in an easily navigable structure and include year on year performance against targets. Strengthen reporting and performance on responsible sourcing The responsible sourcing area can benefit from an overview of the key impacts and the Company’s approach to their management. Currently the recounting of actions is fragmented and does not address some of the most important impacts in the supply chain related to agricultural production. The stated strategy to drive responsibility through the supply chain needs more focus of activity and discussion as this sets an expectation for action on social and environmental impacts through to agricultural production. Delhaize Group has continued solid progress in their Corporate Responsibility reporting with this 2008 Report. As a global food retailer, transparency practices promise to continue to become more important as consumers demand more information regarding product performance, product sourcing and manufacturing and corporate conduct. This creates an opportunity for Delhaize Group to evolve the tone and approach to reporting to speak more clearly to the culture, strategy and practices of the Company. June 12, 2009 Stacey Smith Managing Director Business for Social Responsibility 61

data and definitions

This is our second CR Report and our CR data collection systems at Group level is work in progress. We plan to continuously improve the harmonization of definitions and the consolidation of data in the future.

During 2008, we built on our 2007 CR Report experience and feedback to strengthen our reporting process.

Data

Local data collection and Group consolidation are managed via a professional web-based data collection software and database, Enablon. The system facilitates the collection process, supports data consistency and consolidation and helps to evolve towards an externally auditable CR data system.

Our carbon footprint measurement is supported by Environmental Resources Management (ERM), an international provider of environmental consulting services. ERM collected and consolidated all the energy data from our operating companies.

Scope and Consolidation

Geographic scope:

- Group data excludes Super Indo for this year, except for the carbon footprint project. Other Group consolidated data might exclude specific operating companies. Exclusions are mainly linked to data unavailability;
- U.S. data includes all our U.S. operating companies, unless specified otherwise;
- European operating companies' data includes data from Delhaize Belgium, Alfa-Beta, and Mega Image, unless otherwise specified.

Operational scope:

- Environmental data only covers our company-operated stores.

Carbon Footprint Methodology and Data Scope

ERM's methodology follows the guidelines of the World Business Council for Sustainable Development (WBCSD) Greenhouse Gas Protocol scope 1 and scope 2.

- Scope 1 (direct GHG emissions): These emissions occur due to fuel combustion in activities that the Group directly controls.
- Scope 2 (electricity indirect GHG emissions): accounts for GHG emissions from the generation of purchased electricity consumed by the company. They are not strictly "direct" emissions in that they arise from third party installations but would normally be attributed to the Group's operations as the end user of the electricity.

ERM's methodology uses the latest emissions for countries and fuel types from the Intergovernmental Panel for Climate Change (IPCC) and the International Energy Agency (IEA).

The Group's total CO_2 emissions and energy figures include all energy and related emissions data as defined by the scope above, including data from facilities that closed or opened during 2008. Also to note, some data was missing for 25 of our stores or other facilities.

Creating a Baseline

We recognize that year-over-year data comparison and industry benchmark information could strengthen the report. While further developing data collection processes and harmonizing definitions, we aim setting data baselines to support our goals. Our efforts resulted this year is providing more Group and regionally consolidated data, summarized in a table at p68.

Towards Data Verification

Our objective is to move towards more data verification and report assurance in the future. Our work with Enablon and ERM on the data process and BSR's independent review on the overall report, are two steps in that direction.

62 - Delhaize Group - Corporate Responsibility Report 2008

Definitions

To support data consolidation, we adopt common definitions of CR indicators across the Group. Next to context given in the text, the following indicators can benefit for comparison and understanding of a detailed description.

Absenteeism rate

Number of hours lost for absenteeism on total number of hours scheduled to be worked by our associates. Absenteeism includes an associate absent from work because of incapacity of any kind, not just as a result of work-related accident or disease. Specifications:

- Excludes leave absences such as holidays, study, maternity/paternity leave and compassionate leave;
- Includes absence because of illness or accidents;
- Includes unjustified absence.

Our definition is based on the European Work Council.

Accident severity rate

Number of days lost due to accidents per 1 000 of hours worked. The number of days are days scheduled to be worked according to each associate's schedule. An accident is a non-fatal or fatal injury arising in the course of work or on the way from home to work and from work to home. Our formula is based on the Global Reporting Initiative (GRI) guidelines.

CO_2 emissions / CO_2 equivalent (CO_2e)

CO_2 emissions data reported stand for a calculated CO_2 equivalent: CO_2 emitted and equivalent greenhouse gases.

Ethnic minorities

Racial and ethnic categories are reported as defined by the United States Census Bureau: Asian, Hispanic or Latino, Native American, African American, Native Hawaiian and Pacific Island.

Products testing for quality and food safety

- Quality testing includes sensorial, nutritional and ingredient controlling of food products at distribution center and store level, to assure the product responds to the expectations of the customers and meets the product requirements agreed with the supplier.
- Food safety testing includes microbiological, physical and/or chemical analyzes at distribution center and store level, based on the risk profile of a specific food to assure – on top of suppliers' control and tests by public authorities - the product is safe and in line with legislation and product requirements.

Retention rate

Measure of our ability to retain associates during the reporting year, in percentage of our total number of associates. Associates' departures considered, include both voluntary departures and non-voluntary departures.

Sales area / gross area

Sales area is the sum of the stores' areas where products are sold and services provided.

The store gross area includes the sales area but also the store warehouse, office space and preparation stands.

Tonnes / tons

Both writings are used in the text. "Tonnes" refer to metric tons (1 tonne = 1 000 kilograms or 2 200 pounds) and is used for Group level consolidated figures.

"Tons" refer to U.S. tons or short tons (1 ton = 2 000 pounds).

63

GRI cross-reference table

This index is based on the Global Reporting Initiative (GRI) Standard Disclosures and Reporting Principles, version 3 (G3). Full indicator headings and further information on compliance and disclosure can be found at www.globalreporting.org.

GRI reference		Disclosure	Page
Profile			
Vision and strategy			
1.1	CEO and Chairman's statement	full	1
1.2	Key impacts, risks, and opportunities	full	1-3, 10, 16, 20, 26, 30, 36, 42, 46, 52
Organizational profile			
2.1	Name of the organization	full	FF
2.2	Primary brands	full	FF
2.3	Operational structure	full	FF
2.4	Location of headquarters	full	FF, BF
2.5	Countries of operation	full	FF
2.6	Nature of ownership and legal form	full	FF
2.7	Markets served	full	FF
2.8	Scale of the organization	full	FF, AR
2.9	Significant changes in operation	n/a	
2.10	Awards received	full	13,14,15, 27, 28, 31, 33, 43, 54
Report parameters			
3.1	Reporting period	full	FF
3.2	Date of most recent previous report	full	FF
3.3	Reporting cycle	full	FF
3.4	Feedback	full	FF
3.5	Defining content	partial	FF
3.6	Boundary of the report	full	FF, 62-63
3.7	Limitations on report scope	full	FF, 62-63
3.8	Subsidiaries	full	FF
3.9	Data measurement techniques	full	62-63
3.10	Restatements	n/a	
3.11	Significant changes in scope and methods	full	62-63
3.12	GRI content index	full	64-65
3.13	Assurance statement	full	FF, 61
Governance, commitments and engagements			
4.1	Governance structure	full	58-60, AR
4.2	Chair/Executive Officer status	full	AR
4.3	Board structure	full	AR
4.4	Board: mechanisms for feedback	full	AR
4.5	Remuneration linkage	full	AR
4.6	Conflicts of interest	full	AR
4.7	Board: qualifications and expertise	full	AR
4.8	Code of ethics	full	60, AR
4.9	Board: oversight of performance	partial	58, AR
4.10	Board: evaluating own performance	full	AR
Commitments to external initiatives			
4.11	Precautionary principles	none	
4.12	External charters or initiatives endorsed	none	
4.13	Memberships in industry associations	partial	14, 19, 22, 45, 49, 51
Stakeholder engagement			
4.14-4.17		none	

64 - Delhaize Group - Corporate Responsibility Report 2008

Management approach & performance indicators

GRI reference		Disclosure	Page
Economic performance			
EC1	Economic profile	full	FF, BF, AR
EC6	Local suppliers: practices and spending	full	20-23
Management approach, EC2-EC5, EC7 -EC9		none	
Environmental performance			
	Management approach	partial	2-3, 43,46,52, 58-59
EN3, EN5, EN6	Energy usage	full	42-45
EN8	Water consumption	full	68
EN 16	Greenhouse gas emissions by weight	partial	47, 68
EN18	Reduction of greenhouse gas emissions	full	46-51
EN22	Waste	full	53, 68
EN26	Environmental impacts of products and services	partial	21, 55
EN29	Environmental impacts of transporting products	full	48-50, 68
EN1-EN2, EN4, EN7		n/a	
EN9-13, EN17, EN19-EN21, EN23-EN25, EN27, EN28, EN30		none	
Labor practices and decent work performance			
	Management approach	partial	2-3, 26,30,36, 58-59
LA1	Employment data	full	FF, 68, AR
LA2	Employee turnover	full	68
LA7	Occupational health and safety indicators	full	28, 68
LA8	Prevention regarding serious diseases	full	27-28
LA10	Average hours of training per associate	full	68
LA11	Skills management and lifelong learning	partial	32
LA12	Performance and career development reviews	full	34, 68
LA13	Workforce diversity	full	31, 68
LA3-LA6, LA9, LA12, LA14		none	
Human rights performance			
Management approach, HR1-HR9		none	
Society Performance			
	Management approach	partial	36,39,60
SO5	Public policy positions	partial	Code of Business Conduct and Ethics
SO1-SO4, SO6-SO9		none	
Product responsibility performance			
	Management approach	partial	2-3, 10,16,58-59
PR1	Customer product safety assessments	full	16-19
PR2	Non-compliance	partial	19, 68
PR3	Product information requirements	full	10-12, 16-19
PR4-9		none	

AR: Annual Report
FF: Front Flap
BF: Back Flap
N/A: Not Applicable

65

glossary Biodegradable Bags These are bags made of materials that can be degraded or converted into smaller fragments thanks to microorganisms (such as bacteria, fungi or algae). Carbon Footprint A measurement of the amount of greenhouse gases produced, measured in units of carbon, for a given activity or process. Companies are increasingly measuring the carbon footprint of their operations and of particular products. CFC Chlorofluorocarbons are chemical products containing chlorine, fluorine and carbon, but no hydrogen. They were formerly used widely in industry, for example as refrigerants and cleaning solvents. Their use has been regularly prohibited because of effects on the ozone layer. They are also powerful greenhouse gases. HCFC Hydrochlorofluorocarbons are chemical products containing chlorine and fluoride as well as hydrogen, which makes them less stable and thus less harmful to the ozone layer than CFCs. HFC Hydrofluorocarbons are products containing fluoride and hydrogen, but no chlorine or bromide, and thus not harmful to the ozone layer. Cold Chain A temperature-controlled supply chain. An unbroken cold chain is an uninterrupted series of storage and distribution activities which maintain a given temperature range. Compostable Packaging Packaging that under proper conditions can be degraded to the point living organisms can metabolize them. CR Corporate Responsibility is the achievement of commercial success while meeting and exceeding the ethical and legal expectations that society has for business in terms of its impact on the environment, civil society, and the social fabric of communities. Business does this through the integration of economic, environmental and social objectives into its decision making processes. Energy Star Energy Star is a joint program of the U.S. Environmental Protection Agency (EPA) and the U.S. Department of Energy that identifies, promotes, and provides a label for energy efficient products and practices. EPA The Environmental Protection Agency is a U.S. federal agency. Its mission is to protect human health and the environment. EURO IV Emissions Standards European emission standards define the acceptable limits for exhaust emissions of new vehicles sold in the E.U member states. For more details on the EURO IV standards: http://ec.europa.eu/environment/air/transport/road.htm Euro Pool System Euro Pool System is one of the largest logistical service providers for returnable packaging in Europe. The pool organization has some 121 million blue and green containers, which rotate more than 560 million times a year. Fair Trade Trading partnership based on dialogue, transparency and respect, aimed at fostering increased fairness in international trade. Fair Trade contributes to sustainable development by offering optimal trade conditions to disadvantaged producers (essentially in the countries of the southern hemisphere) e.g. by paying a fair price for the goods they produce and by protecting their rights (definition by the FLO, Fair Trade Labeling organization). Food Miles Food miles is a term which refers to the distance food is transported from the time of its production until it reaches the consumer. It is one dimension used in assessing the environmental impact of food. Functional Food(s) Functional foods have not as yet been defined by legislation in Europe. Generally, they are considered as those foods which are intended to be consumed as part of the normal diet and that contain biologically active components which offer the potential of enhanced health or reduced risk of disease. Examples of functional foods include foods that contain specific minerals, vitamins, fatty acids or dietary fibre, and foods with added biologically active substances (definition by the European Food Information Council, EUFIC). GDA Guideline Daily Amount guidelines provide the approximate amount of calories, fat, saturated fat, carbohydrate, total sugars, protein, fiber, salt and sodium required for a balanced diet. GDAs are designed to help consumers make sense of the nutrition information provided on food labels. Greenhouse Gases Gases that when accumulated in the atmosphere in sufficient quantity can have an effect on the earths temperature regulating processes. Industrially produced greenhouse gases add to the natural greenhouse gases in the atmosphere. Carbon dioxide is the most important greenhouse gas. Greenhouse Gas Protocol The Greenhouse Gas Protocol (GHG Protocol) is a widely used international accounting tool by government and business organizations to understand, quantify, and manage greenhouse gas emissions. The GHG Protocol was initiated by the World Resources Institute and the World Business Council for Sustainable Development. GRI The Global Reporting Initiative is a multi-stakeholder network that pioneered the development of a widely used sustainability reporting framework (Sustainability Reporting Guidelines) that sets out the principles and indicators that organizations can use to measure and report their economic, environmental, and social performance. ISO 9001 Certification ISO 9000 is a family of standards maintained by the International Organization for Standardization (ISO) that represents an international consensus on good quality management practices. ISO 9001 is the standard in this series that provides a set of standardized requirements for a quality management system and is the only standard in the family against which organizations can be certified. ISO 22000 Certification ISO 22000 is a standard maintained by the International Organization for Standardization (ISO) that defines the requirements of a food safety management system covering all organizations in the food chain from farm to fork. HACCP Hazard Analysis of Critical Control Points is a risk management tool recognized internationally for use in the proactive management of food safety issues. This tool provides risk based systems to monitor and manage food safety at key points along the supply chain, from production to distribution and in-store handling and displays. LED Lighting Light-Emitting Diodes are electronic components that emit visible light powered by electricity. LED lighting presents many advantages over traditional light bulbs including lower energy consumption, longer lifetime, improved robustness, smaller size and faster switching. However, they are relatively expensive and require more precise current and heat management than traditional light sources. LEED The Leadership in Energy and Environmental Design rating system is a third-party certification program for the design, construction and operation of high performance green buildings. It encourages and accelerates the adoption of sustainable green building and development practices through the creation and implementation of universally understood and accepted tools and performance criteria. (www.usgbc.org). Materiality The process of identifying a company’s most significant economic, environmental, and social impacts by ranking them in accordance with criteria both external and internal to the company. Information and indicators in a CR report should cover a companys most material impacts. MSC The Marine Stewardship Council is a global, non-profit organization whose role is to recognize, via a certification program, well- managed fisheries and to harness consumer preference for seafood products bearing the MSC label of approval. 66 - Delhaize Group - Corporate Responsibility Report 2008

Organic Farming Farming methods that are intended to reduce the impact of agricultural production on the natural environment by forgoing the use of pesticides, herbicides, and antibiotics and employing practices that enhance biological cycles and soil biological activity. Ozone Depleting Substances Substances that weaken the ozone layer (making it thinner and causing a hole at the polar regions) that protects the planet from harmful UV sunlight. Ozone particles are destroyed by the halogen atoms chlorine and bromine. These atoms come from ozone depleting substances, emitted from the earth and broken down higher up in the stratosphere. CFCs are the most harmful ozone depleting substances. Photodegradable Bags These are bags that can be degraded or converted to smaller fragments by exposure to ultra violet light. The greater the exposure to ultra violet light, the faster the destruction of the plastic. PLA Plastic Poly Lactic Acid Plastic is made by fermenting carbohydrates from corn starch. PLA is shaped into pellets that are injection molded or extruded into plastic products. PLA plastics can be recycled or biodegraded. Private Brand Product Refers to a product that is labelled with the retailers name or with a brand name created exclusively by the retailer, but is manufactured or provided by supplier companies. Probiotic A probiotic is an active food component that characterizes certain functional foods with beneficial living micro-organisms. Its target function is to favor an optimal intestinal balance. Lactobacilli in yoghurt are an example of a probiotic. Renewable Energy The production of energy based on the use of resources that are regularly renewed through natural processes; these resources include solar, wind, biomass, hydrogen, geothermal, ocean, and hydropower. Saturated Fats Most often of animal origin, saturated fats are characterized by fatty acid chains that cannot incorporate additional hydrogen atoms (in unsaturated fats hydrogen can still bind to the molecule). An excess of these fats in the diet is thought to raise the cholesterol level in the bloodstream. Stakeholders Stakeholders are organizations or individuals that either affect or are affected by a companys activities and delivery of products and/or services. As such, stakeholders are positioned to impact (both positively and negatively) a companys ability to implement its strategies and achieve its objectives. Stakeholders include associates, customers, investors, government entities, media, NGO’s (Non-Governmental Organizations), suppliers, shareholders, and unions. Sustainable Agriculture An integrated system of agricultural production that protects and conserves the environment, provides a fair economic return to farmers, and contributes to the prosperity, social cohesion, and quality of life of local communities. Sustainable Development Sustainable development is that which meets the needs of the present without compromising the ability of future generations to meet their own needs. (definition by the Brundtveld Report, Our Common Future, 1987, 43). Trans Fats A type of unsaturated fat with hydrogen atoms across from each other (in trans position). Trans fats are mainly created through an industrial process called hardening: liquid oils are altered to more solid fats by adding hydrogen atoms, making them more stable and extending their shelf-life. The consumption of trans fats increases the risk of coronary heart disease by raising levels of cholesterol in the bloodstream. YMCA Young Mens Christian Associations were originally initiated by a non-sectarian, non-political Christian lay movement that aimed to develop high standards of Christian character among its members. YMCA programs today include sports and physical education, formal and informal education, as well as citizenship activities. 67 our data summary

Products

Products	Indicators	2008
Health & wellness		
Group indicators	% of fresh products sales on total food sales	38%
	% of food organic sales on total food sales	1.5%
U.S. operating companies indicators	% of sales of food products that earned at least 1 star on total food sales	23%
	% of sales of food private brand products that earned at least 1 star on total private brand food products sales	27%
European operating companies indicators (excluding Mega Image)	% of private brand products with GDAs	6%
Food safety		
Group indicators	% of stores externally audited for food safety at least once over the reporting period on total stores (excluding recently acquired stores)	95%
	% of private brand food products tested for quality on total number of private brand food products	38%
	Number of food private brand products recalls	172
	Number of food private brand products recalls for food safety reasons	38
	% of store associates who received food safety training over the past 3 years	87%
European operating companies indicators	% of private brand food products tested for food safety reasons on total private brand food products during the reporting year	30%
Responsible sourcing		
Group indicators	Number of fair-trade certified products in total assortment	163
	% of cage-free eggs on total number of eggs references	26%

People

People	Indicators	2008
Training & career development		
Group indicators	% of associates trained on total associates	46%
	Average number of training hours per trained associate	17
	% of associates who received a performance review during the reporting year	63%
	% of managers positions filled in internally on total managers positions filled in	80%
	Total retention rate	67%
	Full-time associates retention rate	84%
Diversity		
Group indicators	% of part-time associates on total associates (including Super Indo)	54%
	% of female associates on total associates (including Super Indo)	51%
	% of associates over 50 years old	18%
	% of associates below 30 years old	44%
U.S. operating companies indicators	% of associates from ethnic minorities on total number of associates	26%
Occupational health & safety		
Group indicators	Accident severity rate (excluding Sweetbay) – lost days per 1 000 hours worked	0.34
European operating companies indicators	Absenteeism rate – hours of absenteeism on total hours scheduled to be worked	3.2%
Community involvement		
Group indicators	Products collected and donated to food banks, thousand metric tonnes	15
	Products and cash raised and donated to charities, million Euros	45
	Group cash donations to charities, million Euros	5
	% of Group cash donations on Group pre-tax profits	0.7%

Planet

Planet	Indicators	2008
Energy consumption – in our operations		
Group indicators (including Super Indo)	Total energy consumption, GWh	4 008
	Total energy consumption per m^2 sales area, kWh/m^2	856
	Store energy consumption per m^2 sales area, kWh/m^2	787
U.S. operating companies indicators	% of Energy Stars certified stores on total stores	50% (60% FL)
Energy consumption – in our logistics		
Group indicators (excluding Mega Image and Super Indo)	Total distance traveled by owned and by third party trucks, million km	176
	Distance traveled by owned trucks, million km	116
	Fuel consumed per 100 kilometers of our owned trucks, liters/100km	40
CO_2 emissions		
Group indicators (including Super Indo)	Total carbon equivalent emissions, tonnes CO_2	2 737 905
	Total carbon equivalent emissions per m^2 sales area, tonnes CO_2/m^2	0.591
	Carbon equivalent emissions from stores, tonnes CO_2	2 352 655
	Carbon equivalent emissions from distribution centers, tonnes CO_2	153 117
	Carbon equivalent emissions from headquarters, tonnes CO_2	13 526
	Carbon equivalent emissions from transportation, tonnes CO_2	218 607
Refrigerants		
Group indicators	% of stores using ozone-friendly refrigerants	46%
Water consumption		
Group indicators	Total water consumption, million m^3	3.640
	Total water consumption per m^2 gross area (stores, HQs, DCs), m^3/m^2	0.4
	Store water consumption per m^2 sales area, m^3/m^2	0.7
Waste generation & treatment		
Group indicators (excluding Alfa-Beta)	Total amount of waste generated, metric tonnes	431 676
	% of waste recycled	51%
	% of waste sent to landfills or incinerators	49%
Carrier bags		
Group indicators	Number of non-reusable carrier bags distributed, in millions	2 468
	Average number of non-reusable carrier bags distributed per transaction	2.8

FL = Food Lion – DC = Distribution Center – HQ = Headquarter

68

our commitments summary Products Apply Guideline Daily Amount (GDA) guidelines to all private brand products at Delhaize Belgium and Alfa-Beta by 2011, then consider applications in the U.S. and other operating companies; Increase the effectiveness and in-store visibility of our communication about health and wellness, particularly in the areas of affordability and disease control; Ensure that where alcohol or tobacco is sold, our operating companies provide accessible information about responsible consumption behaviors; Audit 100% of our private brand suppliers for food safety compliance by the end of 2010; Independently benchmark our stores food safety programs across the Group against industry standards; Develop a Code of Conduct in 2009 and require it as an addendum to all private brand supplier contracts; Review suppliers of specific private brand products against the Code of Conduct in 2009; Work with Non-Governmental Organizations (NGOs) in 2009 to assess the sustainability of our seafood products and develop a strategy for moving forward. People Share our collective customer-health insights across our operating companies and develop training initiatives based on these insights; Work with community partners to leverage programs and educational resources, with each company forming one strong partnership in 2009 and adding at least one new partnership a year thereafter; Conduct a Group-wide associate engagement survey in 2009; Share and benchmark our results of the Group-wide engagement survey against a fast-moving-consumer-goods industry norm group and a top-leading companies norm group in 2009; Deploy our Delhaize Group leadership competency model to attract, develop and retain the best leaders in the industry; Ensure that all associates go through an annual, documented personal-performance review in 2009. Planet Achieve Energy Star status at an additional 100 Food Lion stores by the end of 2009; Reduce our energy consumption in Belgium by 35% by 2020; Utilize the learning from the carbon footprint assessment in 2009 to develop a strategic plan with appropriate goals for each operating company, to further reduce our carbon footprint, including renewable energy alternatives; Switch from ozone-depleting chlorofluorocarbons (CFCs) and hydrochlorofluorocarbons (HCFCs) to ozone-friendly hydrofluorocarbons (HFCs) throughout the Group; Continually reduce refrigerant emission by use of advanced refrigeration systems and improved maintenance practices: target zero emissions by 2020; Develop and build a LEED certified store in 2009. Expand our learning from LEED projects to enhance group-wide prototype designs; Green our IT systems: carbon footprint measures, energy-efficient devices opportunities, integration of Green IT into our processes, and partnerships across the Group to identify new environmental initiatives Group-wide.

content flap - ABOUT THE REPORT flap - ABOUT DELHAIZE GROUP 01 - LETTER FROM THE CHAIRMAN AND THE CEO 02 - CR STRATEGY OVERVIEW 04 - OUR CR PERFORMANCE AT A GLANCE 08 Healthier products 10 - PROMOTING HEALTHY EATING 16 - ENSURING RIGOROUS FOOD SAFETY 20 - SOURCING RESPONSIBLY 24 Healthier people 26 - AND ENRICHING COMMUNITIES THE HEALTH OF OUR ASSOCIATES 30 - EMBRACING DIVERSITY, DEVELOPING TALENT 36 - HELPING THE DISADVANTAGED 40 Healthier planet 42 - POWERING AHEAD WITH ENERGY CONSERVATION 46 - REDUCING GREENHOUSE GAS EMISSIONS 52 - WASTING LESS, RECYCLING MORE 56 Appendices 58 - CR GOVERNANCE 60 - ETHICS AND COMPLIANCE 61 - INDEPENDENT REVIEW STATEMENT 62 - DATA AND DEFINITIONS 64 - GRI CROSS-REFERENCE TABLE 66 - GLOSSARY 68 - OUR DATA SUMMARY flap - OUR COMMITMENTS SUMMARY

Company Information Registered Office Delhaize Group SA rue Osseghemstraat 53 1080 Brussels Belgium Tel: +32 2 412 21 11Fax: +32 2 412 21 94 Company Support Office Delhaize Group Square Marie Curie 40 1070 Brussels Belgium Tel: +32 2 412 22 11Fax: +32 2 412 22 22 Credits Concept, Design & Production: http://www.chriscom.eu/ Copywriting: Keith Conlon Photos: U.S.: Patrick Schneider Photography, Sarah Whitford Belgium: Jean-Michel Byl, Pascal Broze. Printed in Belgium by Snel CR contact Website info If you have any feedback or questions on this report, please contact us at corporate-responsibility@delhaizegroup.com About the paper used in this Report To reduce the environmental impact, this report was printed on FSC certified paper, proof of responsible forest management. We strongly encourage the consultation of this report via our corporate website www.delhaizegroup.com. Caution Concerning Forward-looking Statements All statements that are included or incorporated by reference in this Corporate Responsibility Report or that are otherwise attributable to Delhaize Group or persons acting on behalf of Delhaize Group, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding programs to achieve goals for key performance indicators; meeting goals for key performance indicators; the expected benefits of achieving goals for key performance indicators; consumer demand for particular types of products or practices; future capital expenditures; efforts to control or reduce costs, improve buying practices and control shrink; contingent liabilities; future consumer spending; expected competition; and business strategy, are forward-looking statements within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as believe, project, target, predict, estimate, forecast, strategy, may, goal, expect, anticipate, intend, plan, foresee, likely, will, should or other similar words or phrases. Although Delhaize Group believes such statements are based on reasonable assumptions, actual outcomes and results may differ materially from those projected. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Important factors that could cause actual results to differ materially from expectations of Delhaize Group include, but are not limited to, those factors described in this Report and in the Annual Report in the chapter entitled Risk Factors on p58 and under part I, item 11 of Delhaize Groups Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the U.S. Securities And Exchange Commission on June 26, 2009. Delhaize Group undertakes no obligation to update forward-looking statements, whether as a result of new information, future developments or otherwise, and disclaims any obligation to do so. Mixed Sources Product group from well-managed forest and other controlled sources www.fsc.org cert no. SGS-COC-003589 1996 Forest Stewardship Council See content under the flap

For more info, see also com www. delhaizegroup. DELHAIZE GROUP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: August 17, 2009	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President